UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary R. Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Akcea Therapeutics, Inc., a Delaware corporation (the “Company” or “Akcea”). Akcea’s principal executive office is located at 22 Boston Wharf Road, 9th Floor, Boston, MA 02210. Akcea’s telephone number at this address is (617) 207-0202.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of September 8, 2020, there were (a) 101,759,772 issued and outstanding Shares, (b) 10,124,936 Shares subject to issuance pursuant to options granted by the Company (the “Company Options”) under the Akcea Therapeutics, Inc. 2015 Equity Incentive Plan (the “2015 Plan”), (c) 1,521,514 Shares underlying restricted stock units (“Company RSUs”) issued pursuant to the 2015 Plan, (d) 6,621,113 Shares reserved for future issuance under the 2015 Plan and (e) 1,874,829 Shares reserved for future issuance under the Akcea Therapeutics, Inc. 2017 Employee Stock Purchase Plan (the “ESPP”).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “—Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.akceatx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is 22 Boston Wharf Road, 9th Floor, Boston, MA 02210.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding Shares at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Ionis and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on September 14, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Ionis and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 20, titled “Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), the separate existence of Purchaser shall cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of a certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than Shares owned by (1) Ionis, Purchaser or any other direct or indirect subsidiary of Ionis, (2) the Company (or held in the Company’s treasury), and (3) stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. Following the Merger, the Company will cease to be a publicly traded company and will be wholly owned by Ionis.

The obligation of Purchaser to purchase Shares validly tendered in the Offer and not validly withdrawn pursuant to the Offer is conditioned upon (1) there being validly tendered and not validly withdrawn Shares that, excluding the Shares beneficially owned by Ionis, its affiliates (other than the Company and its subsidiaries), their respective directors and executive officers, and Damien McDevitt (collectively, the “Excluded Holders”), represent at least one more Share than 50% of the Shares not beneficially owned by such persons outstanding at the time of the expiration of the Offer and (2) other customary closing conditions.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 14, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on October 9, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14e-1(a) promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement.

Ionis has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase, the address of the principal executive office of each of Ionis and Purchaser is 2855 Gazelle Court, Carlsbad, CA 92010 and the telephone number at such principal office is (760) 931-9200.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC Filings page of the Akcea Therapeutics Media & Investors website, and the Offer to Purchase and the other related materials are available directly from Alliance Advisors, LLC, the information agent engaged by Purchaser for the Offer, at 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003, or toll free at (833) 934-2735 (please email pcasey@allianceadvisors.com or rpearson@allianceadvisors.com if you are located outside the United States or Canada).

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Ionis, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Ionis and Certain of its Affiliates.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Ionis and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Ionis or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Ionis and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Ionis and Purchaser, and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Ionis or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to contractual standards of materiality or material adverse effect qualification, which are different from the standards of materiality generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Ionis or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 20 titled “Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Non-Disclosure Agreement

On July 17, 2020, the Company and Ionis entered into a Non-Disclosure Agreement (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, the Company and Ionis agreed not to (i) use any confidential information of the other party except for and solely to the extent necessary to evaluate, negotiate and consummate the transaction between the parties or (ii) disclose any such confidential information to third parties, in each case subject to certain exceptions.

Prior Investments

Upon the closing of the Company’s initial public offering on July 19, 2017 (the “IPO”), Ionis received (i) 28,884,540 Shares upon the conversion of Series A preferred stock of the Company acquired by Ionis prior to the IPO and (ii) 13,438,339 Shares in satisfaction of the Company’s obligations to Ionis pursuant to a Senior Unsecured Line of Credit Agreement, dated as of January 18, 2017, by and between the Company and Ionis. Ionis also purchased 3,125,000 Shares in the IPO at a purchase price of $8.00 per Share.

On April 17, 2018, Ionis (i) received 8,000,000 Shares in satisfaction of the Company’s obligations to Ionis pursuant to that certain Development, Commercialization, Collaboration, and License Agreement, dated March 14, 2018, between the Company and Ionis (the “TTR License Agreement”) and (ii) purchased 10,666,666 Shares pursuant to that certain Stock Purchase Agreement, dated March 14, 2018, between the Company and Ionis (the “Ionis SPA”) at a purchase price of $18.75 per Share. For additional detail regarding these transactions, see “—License Agreements”.

On August 3, 2018 and October 17, 2018, Ionis received 1,597,571 Shares and 1,671,849 Shares, respectively, in satisfaction of certain of the Company’s obligations to Ionis pursuant to the TTR License Agreement. For additional detail regarding these transactions, see “—License Agreements”.

On March 29, 2019 and December 17, 2019, Ionis received 2,837,373 Shares and 6,873,344 Shares, respectively, in satisfaction of certain of the Company’s obligations to Ionis pursuant to that certain Development, Commercialization and License Agreement, dated December 18, 2015, between the Company and Ionis (the “Cardiometabolic License Agreement”). For additional detail regarding these transactions, see “—License Agreements”. Immediately following Ionis’s receipt of the Shares on December 17, 2019, Ionis and its affiliates collectively beneficially owned approximately 76.5% of the outstanding Shares.

As of September 8, 2020, Ionis and its affiliates collectively beneficially owned 77,094,682 Shares representing approximately 76% of the outstanding Shares. The interests of Ionis and its affiliates in the Offer and the Merger are different from the interests of the Company’s other stockholders given that Ionis is acquiring and not selling Shares in the Transactions and will continue to have an ownership interest in the Company following completion of the Transactions.

License Agreements

In December 2015, the Company entered into the Cardiometabolic License Agreement related to its cardiometabolic franchise and a services agreement with Ionis. In March 2018, the Company entered into the TTR License Agreement related to its TTR franchise with Ionis. The Company also has strategic collaborations with Novartis Pharma AG (“Novartis”), Pfizer Inc. (“Pfizer”) and PTC Therapeutics International Limited (“PTC Therapeutics”) pursuant to which the Company sublicenses certain products licensed to it by Ionis. Milestone payments and royalties that the Company earns on these strategic collaborations are shared with Ionis. The following sections summarize these related party agreements with Ionis.

Cardiometabolic Development, Commercialization and License Agreement

The Cardiometabolic License Agreement granted exclusive rights to the Company to develop and commercialize WAYLIVRA, AKCEA-APO(a)-LRx, AKCEA-APOCIII-LRx, and AKCEA-ANGPTL3-LRx (collectively, the “Lipid Drugs”). Ionis granted the Company an exclusive license to certain patents and know-how to develop and commercialize products containing the Lipid Drugs. Ionis also granted the Company a non-exclusive license to the Ionis antisense platform technology for the Company to develop and commercialize products containing the Lipid Drugs. Ionis also granted the Company non-exclusive rights to manufacture the Lipid Drugs in the Company’s own facility or at a contract manufacturer. As part of the Cardiometabolic License Agreement, both companies agreed not to work with any other parties to develop or commercialize other RNA-targeting medicines that are designed to inhibit any of the Lipid Drug targets so long as the Company is developing or commercializing the Lipid Drugs.

The Company and Ionis share development responsibilities for the Lipid Drugs, other than the medicines licensed to Novartis pursuant to the Novartis Agreement (as defined below), and AKCEA-ANGPTL3-LRx, which is licensed to Pfizer pursuant to the Pfizer Agreement (as defined below) (such excluded Lipid Drugs, collectively, the “Excluded Lipid Drugs”). The Company pays Ionis for the research and development expenses it incurs on the Company’s behalf, which include both external and internal expenses. A Joint Steering Committee (“JSC”) comprising two senior members from each company sets the development strategy for the Lipid Drugs by mutual agreement. A regulatory subcommittee, established by the JSC and having equal membership from each company, sets the regulatory strategy for each of the Lipid Drugs by mutual agreement. If the regulatory sub-committee cannot agree on an issue related to the regulatory strategy for any one of the Lipid Drugs, the disputed issues are submitted to a mutually agreed-upon regulatory expert, with the costs of the expert shared between the companies and the expert’s decision being binding. At the time of the Cardiometabolic License Agreement, the Company agreed to the initial membership of a cardiometabolic advisory board that advises the JSC on matters related to the development of the Lipid Drugs. The Company must notify Ionis of all meetings of this advisory board and Ionis personnel have the ability to attend these meetings.

As the Company commercializes each of the Lipid Drugs other than the Excluded Lipid Drugs, it pays Ionis royalties from the mid-teens to the mid-twenty percent range on sales related to the Lipid Drugs that it sells. If the Company sells a Lipid Drug for a Rare Disease Indication (defined in the Cardiometabolic License Agreement as less than 500,000 patients worldwide or an indication that required a Phase 3 program of less than 1,000 patients and less than two years of treatment), it pays a higher royalty rate to Ionis than if it sells a Lipid Drug for a Broad Disease Patient Population (defined in the agreement as more than 500,000 patients worldwide or an indication that required a Phase 3 program of 1,000 or more patients and two or more years of treatment). Other than with respect to the Excluded Lipid Drugs, if the Company’s annual sales reach milestones of $500 million, $1 billion and $2 billion, it is obligated to pay Ionis in the amount of $50 million for each sales milestone reached by each Lipid Drug. If and when triggered, the Company pays Ionis each of these sales milestones over the subsequent 12 quarters in equal payments. The Company shares 50% of payments it receives from Novartis and Pfizer with Ionis.

To sublicense one or more Lipid Drugs licensed to it under the Cardiometabolic License Agreement, the Company needs to mutually agree on the terms of the sublicense with Ionis. If the Company sublicenses any one of the Lipid Drugs to a commercial partner, it is required to share 50% of any revenue from the commercial partner with Ionis, excluding (1) money received from its partner specifically designated to fund future research and development costs and (2) money it is obligated to spend in support of commercialization of a Lipid Drug in a co-commercialization arrangement.

Each party may terminate the Cardiometabolic License Agreement if the other party is in material breach of the agreement. In each circumstance, the party that is in breach has an opportunity to cure the breach prior to the other party terminating the agreement.

In April 2017, Ionis granted the Company a right of first negotiation with respect to Ionis development candidates that are designed to treat a rare cardiometabolic disease or a rare inherited metabolic disease, where the Company has the capability and financial and other resources to develop and commercialize the development candidate and Ionis does not have an agreement with a third party that would preclude granting the Company this right. If the Company exercises its right of first negotiation for an eligible development candidate, the Company and Ionis are to negotiate in good faith the terms of an exclusive license for the Company to develop and commercialize the development candidate. If the Company and Ionis cannot agree to the terms of such a license, Ionis may grant a license to a third party on terms no more favorable than Ionis last offered to the Company. This right of first negotiation expires in April 2024.

TTR Development, Commercialization, Collaboration, and License Agreement

In March 2018, the Company entered into the TTR License Agreement and the Ionis SPA, which were both approved by a majority of the Company’s stockholders other than Ionis and its affiliates at a special meeting of stockholders held on April 16, 2018, and which both closed on April 17, 2018 (such transaction, the “Inotersen Transaction”). In addition, in connection with the Inotersen Transaction, the Company entered into an amended and restated services agreement and an amended and restated investor rights agreement with Ionis. For additional detail regarding the amended and restated services agreement, see “—Services Agreement”. For additional detail regarding the amended and restated investor rights agreement, see “—Investor Rights Agreement”.

In accordance with the terms and provisions of the TTR License Agreement, the Company received the rights: (a) to commercialize inotersen and perform certain other non-commercial activities with respect to inotersen, in each case, in accordance with a global strategic plan; (b) to assist in the development, through the completion of all pivotal studies, of a follow-on medicine to inotersen, AKCEA-TTR-LRx, and to perform other non-commercial activities with respect to AKCEA-TTR-LRx; (c) to commercialize AKCEA-TTR-LRx, following receipt of regulatory approval in accordance with a global strategic plan; (d) to share in profits of sales of, and losses incurred with respect to, inotersen and AKCEA-TTR-LRx; and (e) to manufacture (including through a third party) each product following receipt of regulatory approval for such product.

Pursuant to the TTR License Agreement, Ionis granted to the Company (i) an exclusive, worldwide license under Ionis’s patents and know-how (other than manufacturing patents and know-how) to develop and sell inotersen and AKCEA-TTR-LRx and (ii) a non-exclusive, worldwide license under the Ionis manufacturing patents and know-how. The Company may grant sublicenses under the rights granted to it with Ionis’s prior written consent, not to be unreasonably withheld and with certain exceptions. In addition, the parties agreed to certain exclusivity covenants that prevent (A) each company from clinically developing or commercializing products that use the same mechanism of action as the products under the TTR License Agreement and (B) the Company from clinically developing or commercializing products that are reasonably expected to decrease the market share for a product under the TTR License Agreement and that treats or is intended to treat transthyretin amyloidosis or any other indication for which a product under the TTR License Agreement is being developed or commercialized, in each case ((A) or (B)) without the other party’s consent.

The Company granted to Ionis a fully-paid, royalty-free, irrevocable, worldwide, non-exclusive, sublicensable license under any collaboration technology the Company develops under the TTR License Agreement to develop, manufacture and commercialize products that include an oligonucleotide as an active pharmaceutical ingredient (other than competing products during the term of the TTR License Agreement).

The TTR License Agreement remains in effect until the expiration of all included payment obligations, unless earlier terminated. The TTR License Agreement may be terminated under certain circumstances, including: (i) by mutual written consent of the parties; (iii) by either party if any applicable law makes the transaction documents illegal or otherwise restrains transaction consummation; (iv) by either party, for the other’s uncured material breach under the TTR License Agreement; (v) by the Company for convenience with written notice to Ionis; or (vi) by Ionis if the Company disputes the validity of any Ionis patent right licensed to the Company under the TTR License Agreement. Upon termination, all rights received under the TTR License Agreement will terminate.

The Company agreed to share inotersen and AKCEA-TTR-LRx profits and losses with Ionis as follows: for inotersen, beginning on January 1, 2019, the Company shares profits and losses from the development and commercialization of inotersen with Ionis (A) on a 60/40 basis (60% to Ionis and 40% to the Company) through the end of the quarter in which the first commercial sale of AKCEA-TTR-LRx occurs, and (B) on a 50/50 basis commencing on the first day of the first quarter thereafter; and for AKCEA-TTR-LRx, beginning January 1, 2018, the Company shares all profits and losses from the development and commercialization of AKCEA-TTR-LRx on a 50/50 basis with Ionis.

As consideration for the grant of rights under the TTR License Agreement, the Company paid an upfront licensing fee of $150 million, which was paid through the issuance of 8,000,000 Shares under the Ionis SPA, priced by reference to a trading average at the time of execution of the Ionis SPA. In addition, the Company is obligated to make milestone payments to Ionis in connection with the achievement of certain development, regulatory and commercialization events. The Company may elect to pay each milestone payment in cash or Shares and Ionis may require payment in Shares. Once the Company has achieved the milestone event for aggregate worldwide annual net sales of $750 million for products under the TTR License Agreement, all subsequent milestone payments must be paid in cash.

On April 17, 2018, to support the commercialization of TEGSEDI and AKCEA-TTR-LRx, Ionis purchased 10,666,666 Shares for $200 million under the Ionis SPA.

On July 11, 2018, the Company received regulatory approval in the E.U. for the treatment of stage 1 or stage 2 polyneuropathy in adult patients with hereditary transthyretin amyloidosis (“hATTR amyloidosis”). As a result of the regulatory approval in the E.U., on August 3, 2018, the Company issued 1,597,571 Shares to Ionis as payment of the $40 million regulatory approval milestone for TEGSEDI.

On October 5, 2018, the Company received regulatory approval for TEGSEDI from the FDA for the treatment of polyneuropathy of hATTR amyloidosis in adults in the U.S. As a result of the regulatory approval in the U.S., on October 17, 2018, the Company issued 1,671,849 Shares to Ionis as payment of the $50 million regulatory approval milestone for TEGSEDI.

Strategic Collaboration with Novartis

On January 5, 2017, the Company entered into a Strategic Collaboration, Option and License Agreement with Novartis (as amended, the “Novartis Agreement”) for the development and commercialization of AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx. In February 2019, Novartis exercised its option to license AKCEA-APO(a)-LRx, and the Company and Novartis entered into an amendment to the Novartis Agreement. Novartis initiated a Phase 3 study of AKCEA-APO(a)-LRx in patients with established cardiovascular disease (“CVD”), and elevated levels of Lp(a). Novartis is now responsible for all future development and commercialization activities for AKCEA-APO(a)-LRx. The Company is eligible to receive tiered, double-digit royalties in the mid-teens to low twenty percent range on sales of AKCEA-APO(a)-LRx from Novartis as well as milestone payments if and when Novartis meets the development, regulatory and sales milestones specified in the Novartis Agreement. In connection with Novartis’ exercise of its option to exclusively license AKCEA-APO(a)-LRx, the Company and Novartis established a more definitive framework under which the two companies may negotiate the co-commercialization of AKCEA-APO(a)-LRx between them in selected markets. Included in this framework is an option by which Novartis could solely commercialize AKCEA-APO(a)-LRx in exchange for Novartis paying the Company increased commercial milestone payments based on sales of AKCEA-APO(a)-LRx. The Company is required to share any milestone payments and royalties equally with Ionis.

In December 2019, Novartis elected not to exercise its option and to terminate its rights to AKCEA-APOCIII-LRx and, consequently, the Company now retains the rights to AKCEA-APOCIII-LRx. In January 2020, the Company reported positive Phase 2 top line results from this program in the treatment of patients with hypertriglyceridemia who are at risk for, or have established, CVD. The Company plans to initiate a Phase 3 clinical trial in patients with familial chylomicronemia syndrome in 2020, and it is evaluating development in additional rare and common diseases that are associated with high triglyceride levels. AKCEA-APOCIII-LRx also has the potential to favorably impact numerous other risk factors independently associated with CVD.

Under the Novartis Agreement, the Company received $75 million in an upfront option payment in February 2017, of which it retained $60 million and paid Ionis a $15 million sublicense fee, and Novartis purchased $100 million of Ionis’s common stock at a premium. The Company also received a $150 million license fee when Novartis exercised its option to license AKCEA-APO(a)-LRx in February 2019, for which the Company issued 2,837,373 Shares to Ionis in March 2019 as payment of a $75 million sublicense fee. In addition to the upfront option payment and license fee, the Company is eligible to receive up to $675 million in milestone payments from Novartis for AKCEA-APO(a)-LRx, including $25 million for the achievement of a development milestone, up to $290 million for the achievement of regulatory milestones and up to $360 million for the achievement of commercialization milestones. The Company is also eligible to receive tiered, double-digit royalties in the mid-teens to low twenty percent range on net sales of AKCEA-APO(a)-LRx; these royalties would be reduced upon the expiration of certain patents or if a generic competitor negatively impacts the product in a specific country. The Company is obligated to share any milestone payments and royalties equally with Ionis.

On January 18, 2017, the Company entered into a Letter Agreement regarding the Cardiometabolic License Agreement with Ionis to reflect the agreed upon payment terms with respect to the upfront option payment that the Company received from Novartis and to allocate the premium that Novartis paid for Ionis’s common stock in connection with the Company’s strategic collaboration with Novartis.

If Novartis stops developing or commercializing AKCEA-APO(a)-LRx and the Company subsequently commercializes the medicine on its own or with another party, the Company is required to negotiate in good faith and mutually agree with Novartis the terms of a royalty payable to Novartis on the returned medicine.

The Novartis Agreement continues until the expiration of all payment obligations under the agreement. In addition, the Novartis Agreement as a whole or with respect to any medicine under the agreement may terminate early under the following situations:

•	Novartis may terminate the agreement as a whole or with respect to any medicine at any time by providing written notice to the Company;

•

Either the Company or Novartis may terminate the agreement with respect to any medicine by providing written notice to the other party in good faith that it has determined that the continued development or commercialization of the medicine presents safety concerns that pose an unacceptable risk or threat of harm in humans or would violate any applicable law, ethical principles or principles of scientific integrity;

•

Either the Company or Novartis may terminate the agreement for a medicine by providing written notice to the other party upon the other party’s uncured failure to perform a material obligation related to the medicine under the agreement, or the entire agreement if the other party becomes insolvent; and

•	The Company may terminate the agreement if Novartis disputes or assists a third party to dispute the validity of any of the Company’s or Ionis’s patents.

Under certain circumstances, the Novartis Agreement provides a mechanism to ensure that patients who were being treated with AKCEA-APO(a)-LRx prior to such termination or who desire access to AKCEA-APO(a)-LRx can continue to have access to AKCEA-APO(a)-LRx while the regulatory and commercial responsibilities for AKCEA-APO(a)-LRx are transitioned from Novartis to the Company.

Additionally, on January 5, 2017, the Company and Ionis entered into a Stock Purchase Agreement with Novartis (the “Novartis SPA”). Under the Novartis SPA, in July 2017, Novartis purchased 6,250,000 Shares in a private placement concurrent with the completion of the Company’s IPO at a price per Share equal to the IPO price.

Strategic Collaboration with Pfizer

On October 4, 2019, the Company entered into a License Agreement with Pfizer (the “Pfizer Agreement”), which has a potential aggregate transaction value of up to $1.6 billion, plus royalties, which the Company would generally be required to share equally with Ionis. The calculation of potential aggregate transaction value assumes that Pfizer successfully develops and achieves regulatory approval for AKCEA-ANGPTL3-LRx in multiple indications in the U.S., E.U. and Japan, and that Pfizer achieves pre-specified sales targets with respect to AKCEA-ANGPTL3-LRx.

Under the Pfizer Agreement, the Company received a license fee of $250 million from Pfizer on November 19, 2019, for which the Company issued 6,873,344 Shares on December 17, 2019 to Ionis as payment of a

$125 million sublicense fee. In addition, the Company is eligible to receive up to $1.3 billion in milestone payments, including up to $205 million for the achievement of development milestones, up to $250 million for the achievement of regulatory milestones and up to $850 million for the achievement of commercialization milestones. The Company is also eligible to receive tiered, double-digit royalties in the mid-teens to low twenty percent range on net sales of AKCEA-ANGPTL3-LRx; these royalties would be reduced upon the expiration of certain patents or if a generic competitor negatively impacts the product in a specific country. The Company is obligated to share any milestone payments and royalties equally with Ionis.

The Pfizer Agreement continues until the expiration of the last to expire royalty term with respect to AKCEA-ANGPTL3-LRx in all countries worldwide. In addition, the agreement may terminate early under the following situations:

•	Pfizer may terminate the Pfizer Agreement at any time for convenience by providing written notice to the Company; and

•

Prior to the first commercial sale of AKCEA-ANGPTL3-LRx, either the Company or Pfizer may terminate the Pfizer Agreement on written notice to the other party if the other party is in material breach of its obligations thereunder and has not cured such breach within 30 days after notice in the case of a payment breach or 90 days after notice in the case of any other breach.

If the Pfizer Agreement is terminated, the Company and Pfizer will negotiate in good faith terms governing transitional arrangements to ensure continuity of supply of AKCEA-ANGPTL3-LRx to patients.

Strategic Collaboration with PTC Therapeutics

On August 1, 2018, the Company entered into a Collaboration and License Agreement (the “PTC Agreement”) with PTC Therapeutics to commercialize TEGSEDI (inotersen), WAYLIVRA (volanesorsen) and products containing those compounds (collectively, the “PTC Products”) in Latin America and certain Caribbean countries (the “PTC Territory”). In addition, the Company has granted to PTC Therapeutics a right of first negotiation to commercialize AKCEA-TTR-LRx, a follow-on product candidate to inotersen, on an exclusive basis in the PTC Territory.

Under the terms of the PTC Agreement, the Company has granted to PTC Therapeutics an exclusive right and license, with the right to grant certain sublicenses, under the Company’s product-specific intellectual property to develop, manufacture and commercialize the PTC Products in the PTC Territory. In addition, the Company has granted to PTC Therapeutics a non-exclusive right and license, with the right to grant certain sublicenses, under the Company’s core intellectual property and manufacturing intellectual property to develop, manufacture and commercialize the PTC Products in the PTC Territory and to manufacture the PTC Products worldwide in accordance with a supply agreement with the Company. The Company has in-licensed certain of the Company’s intellectual property from Ionis. Each party has agreed not to, independently or with any third party, commercialize any competing oligonucleotide product in the PTC Territory for the same gene target as inotersen.

The Company is entitled to receive royalty payments in the mid-twenty percent range of net sales on a country-by-country and product-by-product basis, commencing on the earlier to occur of (1) 12 months after the first commercial sale of such PTC Product in Brazil or (2) the date when PTC Therapeutics, its affiliates or sublicensees have recognized revenue of $10 million or more in cumulative net sales for such PTC Product in the PTC Territory. The royalty payments are subject to reduction in certain circumstances as set forth in the PTC Agreement.

In May 2019, the Company received $6.0 million from PTC Therapeutics as a result of regulatory approval of WAYLIVRA in Europe, of which the Company paid Ionis $3.0 million as a sublicense fee under the Cardiometabolic License Agreement. In October 2019, the Company received $4.0 million from PTC Therapeutics as a result of regulatory approval of TEGSEDI in Brazil, of which the Company paid Ionis $2.4 million as a sublicense fee under the TTR License Agreement.

PTC Therapeutics’ obligation to pay royalties to the Company begins on the earlier of 12 months after the first commercial sale of a product in Brazil or the date that PTC Therapeutics recognizes revenue of at least $10.0 million in the PTC Territory; these royalties will be reduced upon the expiration of certain patents or if a generic competitor negatively impacts the market share of the product in the PTC Territory. Milestone payments and royalties that the Company is eligible to receive from PTC Therapeutics for TEGSEDI are split 60% to Ionis and 40% to the Company in accordance with the TTR License Agreement. All WAYLIVRA milestone payments and royalties that the Company is eligible to receive from PTC Therapeutics are split equally with Ionis in accordance with the Cardiometabolic License Agreement. PTC Therapeutics is solely responsible for the commercialization of the products in the PTC Territory at its sole cost and expense, including the pursuit and maintenance of applicable regulatory approvals. Unless earlier terminated, the PTC Agreement will continue in effect until the date on which the royalty term and all payment obligations with respect to all products in all countries in the PTC Territory have expired.

Services Agreement

The Company originally entered into a Services Agreement with Ionis on December 18, 2015, in conjunction with the Cardiometabolic License Agreement. The Company entered into an Amended and Restated Services Agreement with Ionis on March 14, 2018 (the “Services Agreement”) in connection with the Inotersen Transaction. The primary purpose of the Services Agreement is to allow for the expansion of general and administrative services provided to the Company by Ionis to cover the TEGSEDI and AKCEA-TTR-LRx products under terms substantially similar to the prior 2015 services agreement.

The Services Agreement is designed to be flexible to adjust for the Company’s increasing capabilities in various functions. Under the Services Agreement, Ionis provides the Company with certain services, including, without limitation, general and administrative support services and development support services. Ionis has allocated a certain percentage of personnel to perform the services that it provides to the Company based on its good faith estimate of the required services. The Company pays Ionis for these allocated costs, which reflect the Ionis full-time equivalent (“FTE”) rate for the applicable personnel, plus out-of-pocket expenses, such as occupancy costs, associated with the FTEs allocated to providing the Company with these services. The Company does not pay a mark-up or profit on the external or internal expenses Ionis bills to it. Ionis invoices the Company quarterly for all amounts due under the services agreement and payments are due within 30 days of the receipt of an invoice.

In addition, as long as Ionis continues to consolidate the Company’s financials, the Company is obligated to comply with Ionis’s policies and procedures and internal controls. As long as the Company is consolidated into Ionis’s financial statements under U.S. Generally Accepted Accounting Practices (“GAAP”), the Company may continue to access the following services from Ionis:

•	investor relations services;

•	human resources and personnel services;

•	risk management and insurance services;

•	tax related services;

•	corporate record keeping services;

•	financial and accounting services;

•	credit services; and

•	Chief Operating Officer/Chief Financial Officer/Chief Business Officer oversight.

The Services Agreement provides that, if the Company desires to provide the foregoing services internally, and doing so would not negatively impact Ionis’s internal controls and procedures for financial reporting, the Company has the right to negotiate in good faith with Ionis for a reduced scope of services related to the aforementioned services. When Ionis determines it should no longer consolidate the Company’s financials, the Company may mutually agree with Ionis in writing to extend the term of this arrangement in six-month increments.

The Services Agreement also permits the Company to establish its own benefits programs or continue to use Ionis’s benefits programs. However, the Company must provide Ionis a minimum advance notice to opt-out of using Ionis’s benefits programs.

Investor Rights Agreement

The Company originally entered into an Investor Rights Agreement with Ionis on December 18, 2015, in conjunction with the Cardiometabolic License Agreement. The Company entered into an Amended and Restated Investor Rights Agreement with Ionis in April 2018 (the “Investor Rights Agreement”) in connection with the Inotersen Transaction.

Under the Investor Rights Agreement, as long as Ionis owns at least 50% of the Company’s stock, (i) the Company needs to obtain Ionis’s approval to issue equity or debt securities in the Company in a financing valued at over $10 million, (ii) the Company needs to obtain Ionis’s approval to in-license a product, acquire a product or acquire another company and, (iii) subject to certain exceptions, equity issuances by the Company, including the issuance of common stock, are subject to a right of first refusal by Ionis. In addition, for so long as greater than 50% of the Company’s revenue is derived from products licensed from Ionis, and subject to the execution of confidentiality agreements, Ionis may appoint one non-voting observer to the Company’s audit and compensation committees.

Real Property Sublease

On November 12, 2018, the Company entered into an operating lease agreement with Ionis to sublease 4,723 square feet of office space located in Carlsbad, California. The commencement date was March 2018 and the term of the lease is 64 months with a four-month free rent period. There is no extension option for this lease.

Beneficial Ownership of Common Stock

According to the Schedule TO, except as described in the Offer to Purchase, neither Purchaser nor Ionis, nor to the knowledge of Purchaser and Ionis, any of the persons listed in Schedule A to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser or Ionis, beneficially owns any equity security of the Company, and neither Purchaser nor Ionis, nor to the knowledge of Purchaser and Ionis, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. See also “—Prior Investments” above.

Arrangements with the Company’s Directors and Executive Officers.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “—Recommendation of the Affiliate Transactions Committee and the Board” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Affiliate Transactions Committee of the Board (the “Affiliate Transactions Committee”) and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and, in the case of the Board, in recommending (based on the recommendation of the Affiliate Transactions Committee) that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

As of September 8, 2020, the Company’s executive officers are as follows:

Name	Position
Damien McDevitt, Ph.D.	Chief Executive Officer and Director
William T. Andrews, M.D., FACP	Chief Medical Officer
Alex G. Howarth	Chief Operating Officer
Kyle Jenne	Chief Commercial Officer
Joshua Patterson	General Counsel
Michael D. Price	EVP, Chief Financial Officer

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 8, 2020, the executive officers and directors of the Company owned, in the aggregate, 20,172 Shares (which, for clarity, excludes Shares issuable upon the exercise of Company Options and the settlement of Company RSUs).

The following table sets forth (1) the number of Shares beneficially owned as of September 8, 2020, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of Company Options and the settlement of Company RSUs) and (2) the aggregate cash consideration that would be payable for such Shares, based on the Merger Consideration of $18.15 per Share.

	Number of Shares (#)	Cash Value of Shares ($)
Executive Officers:
Damien McDevitt	16,687	302,869.05
William T. Andrews	0	0
Alex G. Howarth	0	0
Kyle Jenne	2,149	39,004.35
Joshua Patterson	1,336	24,248.40
Michael D. Price	0	0
Directors:
B. Lynne Parshall	0	0
Elaine Hochberg	0	0
Joseph Klein, III	0	0
Amber Salzman	0	0
Sandford D. Smith	0	0
Michael J. Yang	0	0
Barbara Yanni	0	0

All directors and executive officers as a group (13 persons)(1)

(1)	Shares held by all directors and executive officers represented approximately .02% of the Company’s outstanding Shares as of September 8, 2020.

Effect of the Offer and the Merger on Company Equity Awards

At the Effective Time, each Company Option then outstanding and unexercised, whether or not vested, that has a per share exercise price that is less than the Merger Consideration (each, an “In the Money Option”) will be cancelled and converted into the right of the holder of the Company Option to receive a cash payment equal to (i) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting). At the Effective Time, each Company Option, other than an In the Money Option, that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable to the holder thereof in respect thereof.

At the Effective Time, each Company RSU then outstanding, whether or not vested, will be cancelled and the holder thereof will be entitled to receive a cash payment equal to (i) the Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSU immediately prior to the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for cancellation of his or her Company Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Company Options prior to the Effective Time) and Company RSUs is set forth in the table below (which does not reflect applicable withholding). This information is based on the number of Company Options and Company RSUs held by the Company’s directors and executive officers as of September 8, 2020. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

	Shares Underlying Vested Company Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Company RSUs (#)	Aggregate Company RSUs Payment ($)(2)	Total Equity Award Consideration ($)
Executive Officers:
Damien McDevitt	—	—	—	720,000	18.15	1,724,800	235,000	4,265,250	5,990,050
William T. Andrews	—	—	—	250,000	13.29	1,215,000	37,500	680,625	1,895,625
Alex G. Howarth	—	—	—	334,200	17.41	247,338	66,800	1,212,420	1,459,758
Kyle Jenne	155,052	16.56	671,665	174,059	19.43	412,440	50,583	918,081	2,002,186
Joshua Patterson	41,666	28.85	—	57,084	24.16	56,375	25,515	463,097	519,472
Michael D. Price	—	—	—	300,000	14.78	1,011,000	50,000	907,500	1,918,500
Directors:
B. Lynne Parshall	48,508	22.29	—	83,692	20.45	53,064	—	—	53,064
Elaine Hochberg	59,428	15.87	235,390	72,609	18.55	131,525	—	—	366,915
Joseph Klein, III	—	—	—	79,400	20.36	53,064	—	—	53,064
Amber Salzman	—	—	—	79,400	17.34	64,194	—	—	64,194
Sandford D. Smith	59,428	15.87	235,390	72,609	18.55	131,525	—	—	366,915
Michael J. Yang	—	—	—	79,400	20.36	53,064	—	—	53,064
Barbara Yanni	—	—	—	79,400	18.25	53,064	—	—	53,064

(1)

To estimate the amount payable in respect of vested or unvested In the Money Options, as applicable, (i) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share under such In the Money Option was multiplied by (ii) the total number of Shares subject to such In the Money Options. At the Effective Time, each Company Option, other than an In the Money Option, that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable to the holder thereof in respect thereof.

(2)	To estimate the amount payable in respect of Company RSUs, the Merger Consideration was multiplied by the number of Shares subject to such Company RSUs.

Severance Agreements with the Company’s Executive Officers

The Company is party to Severance and Equity Award Vesting Acceleration agreements (each, a “Severance Agreement”) with each of its executive officers. Under the Severance Agreements, if the executive’s employment is terminated by the Company without cause or if the executive resigns for good reason (as each term is defined in the Severance Agreements) other than within the CIC Period (as defined below), the executive will be eligible to receive a lump sum severance payment equal to: (i) 12 months (15 months in the case of Dr. McDevitt and 9 months in the case of Mr. Patterson) of base salary (the applicable number of months, the “Severance Period”), and (ii) reimbursement for continuation coverage of the executive’s group health plan benefits until the end of the Severance Period (or, if earlier, the date the executive becomes eligible to enroll in another company’s group health insurance plan), if the executive timely elects to continue coverage under COBRA. If such termination occurs during the period beginning on a change in control (as defined in the Severance Agreements) and ending 12 months thereafter (the “CIC Period”), then the executive will be entitled to receive a lump sum severance payment equal to (i) 18 months (21 months in the case of Dr. McDevitt and 12 months in the case of Mr. Patterson) of base salary (the applicable number of months, the “CIC Severance Period”), (ii) reimbursement for continuation coverage of the executive’s group health plan benefits until the end of the CIC Severance Period (or, if earlier, the date the executive becomes eligible to enroll in another company’s group health insurance plan), if the executive timely elects to continue coverage under COBRA, and (iii) (A) for Dr. Andrews and Messrs. Howarth, Jenne and Price, an amount equal to the executive’s target annual cash performance bonus for the year of termination multiplied by a fraction, the numerator of which will be the number of months in the CIC Severance Period and the denominator of which will be 12, (B) for Dr. McDevitt, an amount generally equal to the executive’s target annual cash performance bonus for the year of termination multiplied by a fraction, the numerator of which will be the number of months in the CIC Severance Period and the denominator of which will be 12, and (C) for Mr. Patterson, an amount equal to the executive’s target annual bonus for the year of termination, pro-rated based on the number of days from the beginning of the year through the date of termination. The receipt of severance payments and benefits under the Severance Agreements is conditioned on the executive entering into a separation agreement containing a general release of claims against the Company and covenants related to confidentiality, return of property and non-disparagement. The Merger will constitute a change in control for purposes of the Severance Agreements.

Under the Severance Agreements, in the event of a change in control where the surviving or acquiring corporation does not assume the executive’s equity awards, any unvested portion of the awards will accelerate. If the awards are assumed, and the executive experiences a qualifying termination of employment within the CIC Period, the awards will accelerate in full effective as of 60 days following the executive’s termination. Dr. McDevitt’s Severance Agreement, in addition to the above, provides that if he experiences a qualifying termination of employment prior to a change in control, then he will become fully vested in all of his equity awards that would have vested during the 12-month period following the date of such termination had he remained employed with the Company. As described above, all outstanding Company Options and Company RSUs will be cashed out or cancelled at the Effective Time.

For an estimate of the severance amounts payable to Dr. McDevitt and Messrs. Howarth, Jenne and Price in the event they experience a qualifying termination of employment immediately following the Effective Time, see “—Golden Parachute Compensation” below. If Dr. Andrews and Mr. Patterson experience a qualifying termination of employment immediately following the Effective Time, they would receive cash severance payments in the following approximate amounts (using the same assumptions set forth in “—Golden Parachute Compensation” below): $1,076,400 (Dr. Andrews) and $431,986 (Mr. Patterson).

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Dr. McDevitt and Messrs. Howarth, Jenne and Price. Paula

Soteropoulos and Sarah Boyce are named executive officers, but ceased being executive officers and employees of the Company effective as of September 18, 2019, and are not entitled to or eligible for any payments or benefits reportable pursuant to Item 402(t) of Regulation S-K in connection with the Transactions. The table below assumes that (i) the Effective Time occurs on September 8, 2020; (ii) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement; (iii) a price per Share of $18.15; and (iv) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause or resignation for good reason) occurs immediately following the Effective Time. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Transactions are completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Damien McDevitt	1,820,000	5,990,050	48,300	7,858,350
Alex G. Howarth	1,012,500	1,459,758	41,400	2,513,658
Kyle Jenne	990,000	2,002,186	41,400	3,033,586
Michael D. Price	1,012,500	1,918,500	41,400	2,972,400

(1)

Amounts represent the “double-trigger” cash severance payment to which each named executive officer may become entitled under the terms of his Severance Agreement in connection with a qualifying termination of employment upon or within 12 months following the Effective Time, as described under “—Severance Agreements with the Company’s Executive Officers” above. The amounts represent a lump sum cash payment equal to (i) for Dr. McDevitt, 21 months of base salary, plus an amount equal to his target annual cash performance bonus for the year of termination multiplied by a fraction, the numerator of which is 21 and the denominator of which is 12; and (ii) for Messrs. Howarth, Jenne and Price, 18 months of base salary, plus an amount equal to the executive’s target annual cash performance bonus for the year of termination multiplied by a fraction, the numerator of which is 18 and the denominator of which is 12.

(2)

Amounts represent the value of the cash payments that each named executive officer will receive, at the Effective Time, in exchange for cancellation of his Company Options and Company RSUs, as described under “—Effect of the Offer and the Merger on Company Equity Awards” above. The amounts payable in respect of vested Company Options, unvested Company Options and Company RSUs are set forth in the table under “—Effect of the Offer and the Merger on Company Equity Awards” above. These amounts are “single-trigger” payments.

(3)

Amounts represent reimbursement for continuation coverage of each named executive officer’s group health plan benefits until the end of the applicable severance period (21 months for Dr. McDevitt and 18 months for Messrs. Howarth, Jenne and Price), to which “double-trigger” benefit the named executive officer may become entitled under the terms of his Severance Agreement in connection with a qualifying termination of employment upon or within 12 months following the Effective Time, as described under “—Severance Agreements with the Company’s Executive Officers” above. The amounts were determined based on assumptions used for financial reporting purposes under GAAP ($2,300 per month).

Retention Arrangements Through and Following the Merger

Under the Merger Agreement, the Company, acting through the Compensation Committee of the Board (the “Compensation Committee”), may grant cash-based retention bonuses to its employees in an aggregate amount of not more than $5,000,000. The allocation of such retention bonuses will be subject to Ionis’s prior written consent, not to be unreasonably delayed or withheld. In general, each bonus will be payable if the employee does not voluntarily terminate his or her employment prior to the payment date, with the payment dates occurring not less than four or more than six months following the Effective Time, except as the Compensation Committee and Ionis may otherwise agree with respect to the timing of the payment. Awards under the retention bonus pool have not yet been determined and, for this reason, have not been included in any tables in this Schedule 14D-9.

Employee Stock Purchase Plan

From and after the date of the Merger Agreement, no new offering period will be commenced pursuant to the ESPP, no participant may increase his or her rate of payroll deductions under the ESPP and no person may commence participation in the ESPP. Each purchase right issued pursuant to the ESPP will be fully exercised and the ESPP terminated not later than five business days prior to the Effective Time. As of September 1, 2020, no executive officers participate in the ESPP.

Employee Benefits Following the Merger

Pursuant to the Merger Agreement, Ionis has agreed that it will provide, or cause to be provided, to each Company employee who continues employment with Ionis or its affiliates following the Effective Time, for a period of one year following the Effective Time (for so long during such period as the employee remains so employed), (i) a base salary and annual bonus opportunity not less than that in effect immediately prior to the Effective Time, (ii) employee benefits that are no less favorable in the aggregate than the benefits provided to such employee immediately prior to the Effective Time or the benefits provided to similarly situated employees of Ionis, and (iii) severance benefits that are no less favorable than those provided to the employee immediately prior to the Effective Time as previously disclosed to Ionis. In addition, each continuing employee will generally receive credit for such employee’s service with the Company for purposes of eligibility, vesting, the level of benefits and benefit accruals under the employee benefit plans of Ionis or its applicable affiliate, and Ionis generally will, or will cause its applicable affiliate to, waive preexisting condition limitations, honor deductibles, co-payments and out-of-pocket maximums incurred by the continuing employees under Company health plans, and waive any waiting period limitation or evidence of insurability requirements that otherwise would apply, in each case, other than limitations that applied to such continuing employee prior to the Effective Time or as would result in a duplication of benefits.

Future Arrangements

It is possible that Akcea employees, including the executive officers, will enter into new compensation arrangements with Ionis or its subsidiaries (other than Akcea and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Ionis or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with Akcea’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all.

Indemnification and Insurance

Under the Merger Agreement, the Company’s directors and officers are entitled to continued indemnification, advancement of expenses and director and officer insurance coverage. For a period of six years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing in favor of the current or former directors or officers of the Company or any of its subsidiaries, including in the Company’s certificate of incorporation and bylaws, and any indemnification or other similar agreements of the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms, and Ionis will cause the Company and its subsidiaries to perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable laws. If any such claim, action, suit or proceeding arises, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, to the extent provided for in, and in accordance with, the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification and (y) the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

Further, for a period of six years from and after the Effective Time, Ionis will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Company and its subsidiaries or provide substitute policies for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event will Ionis be required to pay annual premiums with respect to such insurance policies in an amount more than 300% of the aggregate annual premium most recently paid by Ionis with respect to the shared primary policy that covers both Ionis and the Company and its subsidiaries or in an amount more than 300% of the aggregate annual premium most recently paid by or allocable to the Company and its subsidiaries with respect to coverage applicable only to the Company and its subsidiaries, in each case prior to the date of the Merger Agreement (the “Maximum Amount”), except to the extent Ionis elects to pay a higher increase for the portion of the shared primary policy allocable to Ionis and its subsidiaries (other than the Company and its subsidiaries); and if Ionis or Surviving Corporation is unable to obtain this required insurance it will obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount (as may be increased to the extent Ionis elects to pay a higher increase for the portion of the shared primary policy allocable to Ionis and its subsidiaries (other than the Company and its subsidiaries). In lieu of such continuation of insurance coverage applicable only to the Company and its subsidiaries, prior to the closing date of the Merger the Company may at its option (and if the Company does not do so on or prior to the consummation of the Merger, Ionis may at its option from and after the consummation of the Merger), purchase “tail” directors’ and officers’ liability insurance policy(ies) (in respect of one or more of such current policies) for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event will the cost of any such tail policy(ies) exceed the Maximum Amount (pro rated in respect of the policies that will be the subject of such tail coverage). In lieu of such continuation of insurance coverage applicable to both Ionis and the Company and its subsidiaries, Ionis may at its option from and after the consummation of the Merger), purchase “tail” directors’ and officers’ liability insurance policy(ies) (in respect of one or more of such current policies) for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time.

Non-Employee Director Compensation

In addition to the compensation paid to B. Lynne Parshall for her services as a member of the Board, the Company is party to a strategic advisory services agreement with Ms. Parshall under which she is entitled to receive compensation of $139,500 for certain strategic advisory services provided in fiscal year 2020, paid in four equal installments of $34,875 on a quarterly basis. Payment for services after 2020 will be set by mutual written agreement. The strategic advisory services agreement will continue until termination by either Ms. Parshall or the Company, upon 90 days’ advance written notice.

For a description of the compensation earned by the Company’s non-employee directors, reference is made to pages 35–37 and 41 of the Company’s Information Statement Pursuant to Section 14(c) of the Exchange Act, filed March 4, 2020, which is filed as Exhibit (e)(24) of this Schedule 14D-9 and incorporated herein by reference, and qualifies the foregoing in its entirety.

Compensation to Members of the Affiliate Transactions Committee

As compensation for serving on the Affiliate Transactions Committee of the Board as described below, members receive the following amounts: $16,000 per year for the chair; and $8,000 per year for the other members.

Section 16 Matters

Pursuant to the Merger Agreement, Akcea and the Board will, to the extent necessary, take appropriate action, prior to or as of the time at which Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, and Company RSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Affiliate Transactions Committee and the Board.

The Affiliate Transactions Committee adopted resolutions (1) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) declaring it advisable for the Company to enter into the Merger Agreement, (3) recommending to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

The Board (other than Ms. Parshall, Joseph Klein, III and Dr. McDevitt, all of whom recused themselves from related Board meetings and deliberations, and Sandford D. Smith and Elaine Hochberg, both of whom abstained from voting at related Board meetings), acting on the recommendation of the Affiliate Transactions Committee, adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) resolving that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer, and (4) recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Affiliate Transactions Committee, the Board (other than Ms. Parshall, Mr. Klein and Dr. McDevitt, all of whom recused themselves from related Board meetings and deliberations, and Mr. Smith and Ms. Hochberg, both of whom abstained from voting at related Board meetings) recommends that the Company’s stockholders (other than the Excluded Holders) accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Affiliate Transactions Committee and the Board took into account a number of reasons, described under “—Reasons for the Recommendations of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger” below.

Background of the Offer and the Merger.

The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, Ionis, the Board, the Affiliate Transactions Committee and any other applicable parties.

In December 2014, Ionis formed the Company as a wholly owned subsidiary. The Company was created in order to develop and commercialize drugs for the treatment of lipid disorders.

In December 2015, the Company entered into the Cardiometabolic License Agreement with Ionis, pursuant to which Ionis granted exclusive rights to the Company to develop and commercialize certain of Ionis’s product candidates for the treatment of lipid disorders. Concurrently with the Cardiometabolic License Agreement, the Company and Ionis entered into a services agreement and an investor rights agreement. For more on these agreements see “—Arrangements between the Company, Ionis and Certain of its Affiliates” at page 4 in this Schedule 14d-9.

The Company remained wholly owned by Ionis until July 2017. At that time, the Company completed its initial public offering. Since the completion of the Company’s initial public offering, Ionis has retained a majority ownership position in the Company and the Company has engaged in various transactions with Ionis, which are described further below as well as in “—Arrangements between the Company, Ionis and Certain of its Affiliates” at page 4 in this Schedule 14D-9. In addition, throughout the life of the Company, certain directors of Ionis have served on the Board. At present, two members of the Board also serve on Ionis’s board of directors: Joseph Klein, III (director of the Company since September 20, 2019) and B. Lynne Parshall (director of the Company since its formation and executive chairperson of the Board since December 16, 2019). Ms. Parshall also serves as a Senior Strategic Advisor to the Company and a Senior Strategic Advisor to Ionis and was Ionis’s Chief Operating Officer until January 2018. In addition, Stanley Crooke, who currently serves as executive chairperson of the Ionis board of directors, previously served on the Board while serving as a member of the Ionis board of directors and as the chief executive officer of Ionis. Ionis’s current chief executive officer is a Board observer.

In January 2017, the Company entered into the Novartis Agreement with Novartis for the development and commercialization of certain drugs. The Company received a $75.0 million upfront payment from Novartis in this transaction, and, pursuant to the terms of its existing agreements with Ionis, paid Ionis a sublicense fee of $15.0 million.

On March 14, 2018, the Company entered into the TTR License Agreement with Ionis. Under the TTR License Agreement, the Company licensed additional drug candidates from Ionis. In connection with the TTR License

Agreement, Ionis and the Company also amended and restated the Services Agreement and the Investor Rights Agreement. In addition, the Company and Ionis entered into the Ionis SPA, pursuant to which Ionis purchased $200.0 million of the Company’s common stock at approximately $18.75 per Share. The TTR License Agreement, the Ionis SPA, and the amended and restated Services Agreement and Investor Rights Agreement, and the consummation of the transactions contemplated thereunder, were all approved by a special transaction committee and a majority of the Company’s stockholders that were unaffiliated with Ionis at a special meeting of the Company’s stockholders held in April 2018. For further information on these agreements, see “—Arrangements between the Company, Ionis and Certain of its Affiliates” at page 4 in this Schedule 14D-9.

On October 5, 2018, the Company and Ionis announced the receipt of Food and Drug Administration (“FDA”) approval for TEGSEDI for the treatment of the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adults. As a result of the receipt of FDA approval, on October 17, 2018, the Company issued 1,671,849 shares to Ionis as payment of a $50 million milestone under the TTR License Agreement.

In February 2019, the Company earned a $150.0 million license fee when Novartis exercised its option to license one of the Company’s products pursuant to the Novartis Agreement. As a result of this option exercise, on March 26, 2019, the Company issued 2,837,373 shares to Ionis as payment of a $75.0 million sublicense fee under the Cardiometabolic License Agreement.

In April 2019, the Board decided to explore alternative business strategies for the Company and engaged Cowen and Company, LLC (“Cowen”) as its exclusive financial advisor.

In April and May 2019, at the direction of the Board and management of the Company, representatives of Cowen contacted eleven potential counterparties regarding a strategic transaction. Two of these companies, each a large, multi-national pharmaceutical company, entered into confidential disclosure agreements with the Company, including a company referred to in this section as Party A. On June 10, 2019, Party A submitted a written, non-binding proposal to acquire 100% of the outstanding common stock of the Company for $23.50 per Share (the “Party A Proposal”), a 6.9% premium to the Company’s closing trading price on such date. No other transaction proposals were submitted. The Board ultimately rejected the Party A Proposal as providing insufficient consideration to the Company’s stockholders, but invited Party A to submit a further bid at a higher price. Party A did not submit a revised bid to acquire the Company. The other party who had entered into a confidential disclosure agreement with the Company did not present any proposal for a strategic transaction. Given the limited interest evidenced by potential counterparties during the outreach process, the Company did not pursue additional outreach concerning a potential sale transaction, but instead continued to explore partnering and other strategic transactions in the ordinary course.

As part of its ongoing review of the Company’s long-term strategy and performance, in the summer of 2019, the Board considered changes to senior management of the Company, which changes were supported by Ionis, in order to seek to improve the Company’s long-term strategy and performance. On September 18, 2019, these changes resulted in the Company’s chief executive officer, president and chief operating officer terminating their employment with the Company, and the Company’s chief executive officer and president resigned their positions on the Board. On September 19, 2019, the Company appointed Damien McDevitt (a director of the Company since October 2018) as interim Chief Executive Officer. Prior to such time, Dr. McDevitt served as chief business officer of Ionis.

The trading price of the Shares subsequently dropped by 10% on September 23, 2019, the day this management turnover was announced.

In October 2019, the Company entered into the Pfizer Agreement for the development and commercialization of AKCEA-ANGPTL3-LRx. On November 19, 2019, under the terms of the Pfizer Agreement, the Company received a license fee of $250.0 million and the Company issued 6,873,344 Shares on December 17, 2019 to Ionis as payment of a $125.0 million sublicense fee under the Cardiometabolic License Agreement.

On November 11, 2019, a lawsuit captioned City of Cambridge Retirement System v. Crooke, et al., C.A. No. 2019-0905 was filed in the Delaware Court of Chancery in connection with the TTR License Agreement

(the “Delaware Litigation”). The plaintiff in the Delaware Litigation asserted that current and former members of the Board, as well as Ionis, breached their fiduciary duties in connection with the TTR License Agreement. The plaintiff asserted derivative claims on behalf of the Company, which was a nominal defendant in the Delaware Litigation, as well as putatively direct claims on behalf of a purported class of the Company’s stockholders. The plaintiff also asserted an unjust enrichment claim against Ionis. The complaint was voluntarily dismissed on April 8, 2020. On July 16, 2020, another purported stockholder of the Company filed a new lawsuit in the Delaware Court of Chancery asserting substantially similar claims as those asserted in the Delaware Litigation (the “New Delaware Litigation”). The New Delaware Litigation is ongoing.

In January 2020, Cowen’s engagement as the Company’s exclusive financial advisor to explore alternative business strategies for the Company was terminated by the Company, as the Company did not anticipate further exploration of alternative business strategies in the near term.

On May 28, 2020, the Board held a meeting at which, among other matters, it discussed management’s perspectives on a potential long-range plan for the Company (as requested by the Board following the change in senior leadership in September 2019), including the Company’s anticipated financing needs arising from further development and commercialization of the Company’s products and product candidates (or any additional products or product candidates that might be acquired by or licensed to the Company) and the Company’s anticipated need to either raise financing or negotiate partnership arrangements to provide such financing. The projections used by the Company in developing the potential long-range plan discussed with the Board at this meeting (summarized under (“—Certain Prospective Financial Information”) at page 40 in this Schedule 14D-9) were developed by the Company with assistance from members of the Ionis board of directors and management in the ordinary course and were provided to Ionis at or around the time of this meeting in the ordinary course.

On July 10, 2020, the Board received a letter from Ionis (the “Initial Letter”) stating that Ionis was considering a potential transaction that would result in the acquisition of the outstanding Shares not owned by Ionis (with subsequent modifications as described below, the “Potential Transaction”). The Initial Letter stated that, if Ionis determined to move forward with a Potential Transaction following internal review, Ionis expected to submit a non-binding proposal on a confidential basis to Akcea in the coming weeks. It also indicated that Ionis was considering whether to offer Ionis stock as consideration in a Potential Transaction. The Initial Letter also stated that Ionis would engage in any Potential Transaction only if (i) a fully empowered special committee of independent directors was appointed by the Board to consider (and had the ability to reject) any proposal by Ionis regarding a Potential Transaction with the assistance of its own legal and financial advisors, (ii) such special committee approved a Potential Transaction and (iii), in addition to any other vote required, any Potential Transaction negotiated and approved by the special committee was subject to a non-waivable condition requiring approval of a majority of the Shares not owned by Ionis or its affiliates, and such approval were obtained prior to the consummation of the Potential Transaction. The Initial Letter also stated that, in its capacity as a stockholder of the Company, Ionis was only interested in participating in a transaction to acquire Shares that it did not currently own and that Ionis had no interest in, and would not expect to vote in favor of, any alternative sale, merger or similar transaction involving the Company. In addition, the Initial Letter indicated that if the special committee did not approve, or the stockholders of the Company did not approve, a Potential Transaction, such determination would not adversely affect Ionis’s future relationship with the Company, and Ionis’s current intention would be to remain as a long-term stockholder of the Company in the absence of a Potential Transaction.

On July 10, 2020, following the Board’s receipt of the Initial Letter, Ms. Parshall and Dr. McDevitt had separate calls with Brett Monia, CEO of Ionis, confirming the Board’s receipt of the Initial Letter and that the Board would be meeting to consider the Initial Letter.

On July 11, 2020, the Board met to discuss the Initial Letter. A representative of Ropes & Gray LLP (“Ropes & Gray”) attended the meeting and provided advice to the Board regarding its fiduciary duties in the context of the Potential Transaction. The Board also thoroughly discussed with each of its members any potential conflicts of interest that may exist among the Board members in the context of the Potential Transaction. After discussion, the Board decided that it was in the best interest of the Company to refer the Potential Transaction to the

Company’s Affiliate Transactions Committee for consideration. At the time, the Affiliate Transactions Committee consisted of Barbara Yanni and Sandford Smith, each of whom the Board had previously determined satisfied the independence and disinterestedness requirements of the Affiliate Transactions Committee charter and applicable Delaware law. The Board also discussed the potential addition of a third member. By referring the Potential Transaction to the Affiliate Transactions Committee and ratifying and confirming the Affiliate Transactions Committee’s authority to perform its duties in accordance with its charter, the Board authorized and directed the Affiliate Transactions Committee as a fully empowered committee of independent and disinterested directors to review, analyze, evaluate and negotiate the terms of a Potential Transaction, to determine whether a Potential Transaction is in the best interests of the Company and its minority stockholders, to select and engage advisors at the cost of the Company, and to obtain assistance from and direct the actions of the Company’s officer, employees and agents as the Affiliate Transactions Committee deems necessary or appropriate. The Affiliate Transactions Committee charter also specified that the Board would not approve or recommend a Potential Transaction without a prior favorable recommendation by the Affiliate Transactions Committee.

Immediately following the Board meeting on July 11, 2020, the Affiliate Transactions Committee met to initiate its process for consideration of a Potential Transaction. The Affiliate Transactions Committee discussed Cowen’s prior work with the Company and concluded that, in light of its expertise, industry experience, prior relationship with the Company and familiarity with both the Company and Ionis and with the history of the relationship between the Company and Ionis, Cowen would be a good candidate to serve as the Affiliate Transactions Committee’s exclusive financial advisor. The Affiliate Transactions Committee further determined that Cowen was independent from Ionis. The Affiliate Transactions Committee also selected Cowen because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Affiliate Transactions Committee also discussed Ropes & Gray’s capabilities and familiarity with the Company (including its engagement by the special committee of the Board formed in connection with the TTR Licensing Agreement). After further discussion, the Affiliate Transactions Committee decided to retain Ropes & Gray as its legal advisor with respect to the Potential Transaction.

Also on July 11, 2020, representatives of Ionis’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), contacted representatives of Ropes & Gray and informed them that Ionis wished to seek consent to use information concerning the Company that Ionis had previously received in the course of the parties’ business interactions or contractual relationships, for the purpose of evaluating a Potential Transaction. Representatives of Ropes & Gray indicated that the Affiliate Transactions Committee would consider this request.

After a discussion with representatives of Cowen on July 13, 2020, the Affiliate Transactions Committee resolved to pursue the retention of Cowen as its exclusive financial advisor in connection with the Potential Transaction.

Also on July 13, 2020, a representative of Ropes & Gray communicated to Skadden that the Affiliate Transactions Committee would be amenable to authorizing Ionis to use information concerning the Company that Ionis had previously received in the course of the parties’ business interactions or contractual relationships, for the purpose of evaluating a Potential Transaction, but only in the context of a consensually negotiated transaction and pursuant to a non-disclosure agreement.

On July 16, 2020, the Board again discussed the appointment of a third member of the Affiliate Transactions Committee to assist the committee in its consideration of a Potential Transaction. After further discussion, the Board appointed Amber Salzman to the Affiliate Transactions Committee after determining that Dr. Salzman satisfied the independence and disinterestedness requirements of the Affiliate Transactions Committee charter and applicable Delaware law.

On July 17, 2020, the Company and Ionis entered into the Non-Disclosure Agreement in connection with the Potential Transaction.

During the weeks of July 13, 2020, and July 20, 2020, the Affiliate Transactions Committee held several telephonic discussions with Cowen, Ropes & Gray and the Company’s management regarding certain aspects of the Projections. (No member of Ionis management or the Ionis board of directors was involved in this process with respect to the Projections.) Based on these discussions and in order to assist the Affiliate Transactions Committee in connection with its consideration of the Potential Transaction, the Affiliate Transactions Committee decided to engage a third-party consulting firm to help develop revenue projections of certain of the Company’s product candidates for which the Company had not previously projected revenue through loss of exclusivity.

On July 22, 2020, representatives of Cowen spoke with representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”), Ionis’s financial advisors, regarding the Affiliate Transactions Committee’s determination to engage a third-party consulting firm with respect to certain aspects of the Projections and the associated timing for its review.

On July 24, 2020, the Affiliate Transactions Committee, after consideration and discussion with management, engaged ClearView Healthcare Partners (“ClearView”) to assist with the development of the August Projections. Subsequently, between July 27, 2020 and August 18, 2020, the Affiliate Transactions Committee, ClearView and members of Company management worked together to finalize the August Projections. (No member of Ionis management or the Ionis board of directors was involved in this process with respect to the Projections.)

On July 29, 2020, Skadden provided Ropes & Gray with Ionis’s initial request list for due diligence on the Company.

On August 12, 2020, the Affiliate Transactions Committee, after negotiations over fee arrangements and contractual terms, executed an engagement letter with Cowen, pursuant to which it formally engaged Cowen as its exclusive financial advisor in connection with the Potential Transaction.

On several occasions in late July and early to mid August, in addition to the occasions described above, representatives of Cowen spoke with representatives of Goldman Sachs and Stifel, and representatives of Ropes & Gray spoke with representatives of Skadden. These discussions focused on the process regarding the Potential Transaction. They did not involve any proposal for a Potential Transaction or discussion of valuation of the Company.

On August 6, 2020, Skadden sent Ropes & Gray an updated request list for due diligence on the Company. The Company and Cowen subsequently assembled an electronic data room to provide information responsive to this request list.

On August 18, 2020, the Affiliate Transactions Committee, after considering the guidance of ClearView and management, finalized the August Projections and directed Cowen to use the August Projections for its valuation analysis.

On August 19, 2020, Ionis delivered a conditional, non-binding proposal (the “Initial Proposal”) to the Affiliate Transactions Committee. The Initial Proposal proposed a purchase price of $16.00 per Share based on available information, payable in cash, to acquire 100% of the Company’s outstanding Shares, representing a premium of 42% to the Company’s August 18, 2020 closing stock price. The Initial Proposal also stated that Ionis was prepared to work expeditiously to negotiate a definitive agreement. The Initial Proposal stated that the proposal remained subject to due diligence review based on the requests previously provided to Ropes & Gray and was subject to the approval of Ionis’s board of directors. Concurrently with the Initial Proposal, Ionis sent a proposed draft Merger Agreement.

On August 19, 2020, the Affiliate Transactions Committee held two videoconference meetings. Representatives of Ropes & Gray and Cowen participated in each meeting. In the first meeting, at which members of the Company’s management were present, Cowen presented to the Affiliate Transactions Committee its preliminary perspective on valuation without taking into account the Initial Proposal and answered questions from the members of the Affiliate Transactions Committee. In the second meeting, at which the Company’s management was not present, the Affiliate Transactions Committee discussed the Initial Proposal with its advisors and considered potential responses, and Ropes & Gray provided an outline of a potential transaction structure and timeline. No decision was reached at this meeting with respect to any response to the Initial Proposal.

On August 21, 2020, the Affiliate Transactions Committee met with Elaine Hochberg and Michael Yang, both members of the Board who are unaffiliated with Ionis, and with representatives of Cowen, to update the Board members regarding the work the Affiliate Transactions Committee had been doing in furtherance of the Potential Transaction and to provide those Board members with the Affiliate Transactions Committee’s perspective on the August Projections that would be used by Cowen for its fairness analysis.

Later on August 21, 2020, in view of the fact that the Initial Proposal contemplated an all-cash transaction, the Affiliate Transactions Committee met with representatives of Ropes & Gray and Cowen to discuss a response to the Initial Proposal. Ropes & Gray advised the Affiliate Transactions Committee members regarding their fiduciary duties, including the effect of the all-cash the transaction proposed by Ionis on the New Delaware Litigation. Ropes & Gray described to the Affiliate Transactions Committee that, because of the effect of an all-cash transaction on the New Delaware Litigation, and Mr. Smith’s status as a defendant in that litigation, Mr. Smith’s interests potentially diverged from the Company’s minority stockholders with respect to the Proposed Transaction. Ropes & Gray also advised the Affiliate Transactions Committee that because the consummation of a Potential Transaction would potentially deprive the Company’s minority stockholders of an opportunity to indirectly benefit from a potential recovery by the Company if the New Delaware Litigation was ultimately successful, it would be important for the Affiliate Transactions Committee to consider the risks and benefits to the Company’s minority stockholders of losing the derivative claim as a component of value that the minority stockholders would retain if the Company declined to engage in an acquisition transaction with Ionis. Following discussion, the Affiliate Transactions Committee resolved to establish a sub-committee comprised of Ms. Yanni and Dr. Salzman (the “Sub-Committee”) to, with the assistance of independent outside advisors to the Sub-Committee, consider the New Delaware Litigation in light of the issues surrounding its potential extinguishment.

At its August 21 meeting, the Affiliate Transactions Committee also discussed with Ropes & Gray and Cowen the relevance to its consideration of the Initial Proposal of the Party A Proposal received the prior year and the fact that no other companies expressed interest in acquiring the Company at that time. The Affiliate Transactions Committee also considered whether to contact potential alternative acquirers, noting that Ionis had been clear in the Initial Proposal that, in its capacity as a stockholder, it would not support such a sale a process. After discussion, the Affiliate Transactions Committee concluded that no other potential acquirer would likely engage in the absence of Ionis support for such a process. The Affiliate Transactions Committee considered informing Ionis that it would decline to engage with Ionis unless Ionis eliminated that condition, but ultimately concluded that doing so would potentially eliminate the opportunity for the Company’s minority stockholders to obtain a substantial premium for their stock. The Affiliate Transactions Committee also determined that it would consider completing a Potential Transaction within the timeframe contemplated by Ionis provided that it could extract significant additional value from Ionis. After further discussion with Ropes & Gray and Cowen, the Affiliate Transactions Committee directed Cowen to report back to Ionis’s advisors that, if Ionis wanted to move quickly, it needed to increase its proposal. Cowen subsequently communicated this message to Goldman Sachs and Stifel.

Following this meeting, on August 21, 2020, Skadden confirmed to Ropes & Gray that Ionis was interested in pursuing only an all-cash transaction. With this confirmation, Mr. Smith ceased to participate in meetings of the Affiliate Transactions Committee (or otherwise have any involvement with its work in connection with a Potential Transaction) in light of his potential interest in such a transaction as a defendant in the derivative claim that would be extinguished if the Affiliate Transactions Committee were to a pursue such a transaction.

Also following the meeting on August 21, 2020, the Sub-Committee engaged Young Conaway Stargatt & Taylor, LLP (“Young Conaway”) to advise it with respect to the Affiliate Transactions Committee’s assessment of the potential value of the New Delaware Litigation to the Company and its minority stockholders were the Affiliate Transactions Committee to reject the Ionis proposal.

On August 24, 2020, the Sub-Committee held a telephonic conference with Young Conaway. Thereafter, Young Conaway hired Analysis Group, Inc. (“Analysis Group”) as an expert to assist it with advising the Affiliate Transactions Committee on its assessment of the potential value of the New Delaware Litigation to the Company and its minority stockholders were the Affiliate Transactions Committee to reject the Ionis proposal. Over the course of the ensuing week, Ms. Yanni, as chairperson of the Affiliate Transactions Committee and a member of the Sub-Committee, Young Conaway and Analysis Group held several conference calls to discuss the progress of Young Conaway’s work.

On August 24, 2020, Goldman Sachs and Stifel requested through Cowen that the Affiliate Transactions Committee provide Ionis with additional insight regarding the financial projections on which it was basing its valuation position (the “Additional Projections Information Request”).

On August 25, 2020, the Affiliate Transactions Committee held a videoconference meeting in which Cowen and Ropes & Gray also participated. Cowen provided a general update on the status of the Potential Transaction. The Additional Projections Information Request was discussed, and the Affiliate Transactions Committee directed Cowen to share certain additional information with Goldman Sachs and Stifel. Ropes & Gray discussed several comments it proposed to provide to Skadden on the initial draft Merger Agreement. Ms. Yanni also provided the Affiliate Transactions Committee, Cowen and Ropes & Gray with an update on ongoing discussions between the Sub-Committee and Young Conaway on the Sub-Committee’s work on assessing the potential value of the New Delaware Litigation.

On August 25, 2020, Cowen responded to the Additional Projections Information Request by providing additional information to Goldman Sachs and Stifel, which consisted of certain peak product net sales information and high level assumptions that are included in the Projections disclosed under “—Certain Prospective Financial Information” at page 40 in this Schedule 14D-9.

On August 25, 2020, Ionis submitted a revised conditional, non-binding proposal of $17.00 per Share, representing a premium of 41% to the Company’s August 25, 2020 closing stock price, which remained subject to the recommendation of the finance committee of Ionis’s board of directors and the subsequent approval of the full Ionis board of directors (the “First Revised Proposal”).

On August 26, 2020, the Affiliate Transactions Committee held a videoconference meeting to discuss the First Revised Proposal. Cowen and Ropes & Gray participated in the meeting. Cowen discussed the First Revised Proposal and its strategic perspective on further negotiations and provided an update of its perspective on valuation. An update was provided by Ms. Yanni on the Sub-Committee’s ongoing analysis of claims asserted in the New Delaware Litigation. After discussion, the Affiliate Transactions Committee directed Cowen to communicate a counterproposal of $18.50 per Share. Cowen subsequently communicated this position to Goldman Sachs and Stifel.

On August 27, 2020, Mr. Smith confirmed in writing his resignation from the Affiliate Transactions Committee on account of his potential conflict relating to the New Delaware Litigation and its potential impact on consideration of the Potential Transaction.

On August 27, 2020, Ionis submitted a revised conditional, non-binding proposal of $17.75, representing a premium of 54% to the Company’s August 26, 2020 closing stock price, which remained subject to the recommendation of the finance committee of Ionis’s board of directors and the subsequent approval of the full Ionis board of directors (the “Second Revised Proposal”). In connection with the Second Revised Proposal, Ionis’s advisors communicated to Cowen that Ionis desired to seek to negotiate and finalize a merger agreement in order to execute the Potential Transaction over the upcoming weekend and publicly announce it the following Monday morning and that the increase reflected in the Second Revised Proposal was based on that timeline.

On August 27, 2020, the Affiliate Transactions Committee subsequently met to discuss the Second Revised Proposal. Cowen provided an update on its strategic and valuation perspectives. After extensive discussion of strategic considerations, the Affiliate Transactions Committee resolved to delay responding to the proposal until it met with Young Conaway the following morning to hear its analysis regarding the New Delaware Litigation.

On August 28, 2020, the Sub-Committee held a teleconference meeting to discuss the New Delaware Litigation. Additional attendees of the meeting were Young Conaway and Analysis Group, as well as Ropes & Gray. Young Conaway provided the Sub-Committee with an overview of the New Delaware Litigation, discussed the strengths and weaknesses of the claim and, with the assistance of Analysis Group, discussed potential damages recoveries. After discussion, the Sub-Committee concluded that—given the costs to pursue the New Delaware Litigation, the significant uncertainty regarding the case (particularly due to its early stage), the likelihood of success (given the defenses available to the defendants at various stages in the litigation), the potential damages, the complexity and uncertainty around any calculation of damages, the distraction to the Company of the continued pendency of the case and the likely significant time frame to recovery—the opportunity to preserve the claim was ultimately not material to the Sub-Committee’s overall consideration of whether or not to accept an offer from Ionis in the range that Ionis had been proposing. Subsequently, the Affiliate Transactions Committee authorized Cowen to communicate to Ionis’s advisors that it was willing to pursue a signing over the upcoming weekend if Ionis was willing to accept an offer price of $18.25 per Share.

Also on August 28, 2020, at the request of the Affiliate Transactions Committee, Ropes & Gray sent Skadden a markup of the initial draft Merger Agreement, reflecting feedback from the Affiliate Transactions Committee, and an initial draft of the disclosure schedules.

After discussion between Cowen, Goldman Sachs and Stifel on the evening of August 28, 2020, the Affiliate Transactions Committee agreed to proceed with respect to a Potential Transaction with Ionis based on a price of $18.15 per Share.

On August 29, 2020, the Affiliate Transactions Committee met with Cowen and Ropes & Gray. Cowen presented its financial analysis of the $18.15 per Share cash offer price and described the methodologies underlying its financial analyses and Ropes & Gray provided an update on its discussions with Skadden regarding the Merger Agreement and disclosure schedules. The Affiliate Transactions Committee also authorized Cowen to make available the electronic data room to Ionis and its representatives. Following the meeting, the data room was opened to Ionis and its representatives.

Over August 29, 2020 and August 30, 2020, Ropes & Gray and Skadden exchanged multiple drafts of the Merger Agreement and engaged in both email correspondence and telephonic conferences on various issues related thereto. Disclosure schedules were also separately negotiated, including the $5 million retention pool for Company employees disclosed under “—Arrangements between the Company, Ionis and Certain of its Affiliates” at page 4 in this Schedule 14D-9.

On August 30, 2020, the Affiliate Transactions Committee held a videoconference meeting. Cowen and Ropes & Gray participated in the meeting. Ropes & Gray provided an overview of the Affiliate Transactions Committee’s fiduciary duties under Delaware law in connection with the Potential Transaction as well as an overview of the negotiations of the Merger Agreement and a summary of the final proposed terms. Cowen reviewed for the Affiliate Transactions Committee its financial analysis of the $18.15 per Share cash offer price and described the methodologies underlying its financial analyses. Cowen also orally rendered its fairness opinion (which opinion was subsequently confirmed in writing) to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, as of August 30, 2020, the Offer Price of $18.15 per Share to be received in the transaction was fair, from a financial point of view, to the stockholders of the Company (other than Ionis, its affiliates, their respective directors and executive officers, and an affiliated person listed on Exhibit B of the Merger Agreement). The Affiliate Transactions Committee discussed and subsequently (i) determined that the Merger Agreement and the transaction, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders (other than Ionis and its affiliates), (ii) declared it advisable to enter into the Merger Agreement and (iii) recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transaction, including the Offer and the Merger.

On August 30, 2020, following the meeting of the Affiliate Transactions Committee, a meeting of the Board was convened. The attendee directors were Ms. Yanni, Dr. Salzman, Mr. Yang, Mr. Smith and Ms. Hochberg. Ms. Parshall, Mr. Klein and Dr. McDevitt fully recused themselves from the meeting. Cowen and Ropes & Gray also attended. Ms. Yanni provided the assembled board members with a report of the Affiliate Transactions Committee’s work and conclusions on the Potential Transaction, including the Sub-Committee’s assessment of the claims asserted in the New Delaware Litigation. Ropes & Gray provided an overview of the Board’s fiduciary duties under Delaware law in connection with the Potential Transaction as well as an overview of the status of negotiation of the Merger Agreement and a summary of the final proposed draft of the Merger Agreement. The Board discussed and, based on the recommendation of the Affiliate Transactions Committee, subsequently resolved to, among other things: (i) approve, declare advisable and adopt the Merger Agreement; (ii) recommend that holders of the Shares accept the offer and tender their Shares into the Offer; (iii) approve the Merger Agreement and consummation of the transaction for purposes of Section 203 of the Delaware General Corporation Law; (iv) approve all necessary filings to launch the Offer; and (v) approve the delisting of the Company and it ceasing to be a reporting issuer. Mr. Smith and Ms. Hochberg abstained from the Board vote given their potential conflicts as named defendants in the claims asserted in the New Delaware Litigation.

Following the meeting of the Board, on the evening of August 30, 2020, the Company and Ionis executed the Merger Agreement.

On the morning of August 31, 2020, the Company and Ionis issued a joint press release announcing the transaction.

On September 14, 2020, Purchaser commenced the offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger.

Each of the Affiliate Transactions Committee and the Board (other than Ms. Parshall, Mr. Klein and Dr. McDevitt, all of whom recused themselves from related Board meetings and deliberations, and Mr. Smith and Ms. Hochberg, both of whom abstained from voting at related Board meetings) believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other then the Excluded Holders).

Affiliate Transactions Committee

The Affiliate Transactions Committee unanimously (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) declared it advisable for the Company to enter into the Merger Agreement and (3) recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger.

In determining the fairness of the Offer and the Merger, the Affiliate Transactions Committee considered a number of reasons, including the following non-exhaustive list of favorable material reasons (not in any relative order of importance) that it believes support its unanimous determination and recommendation:

•

Price. The Offer, at $18.15 per Share, provides certainty, immediate value and liquidity to the Company’s stockholders other than the Excluded Holders, particularly in light of the relatively limited trading volume of the Company’s common stock;

•

Premium. The price of $18.15 per Share to be received by the Company’s stockholders in the Offer represents a 59.5% premium to the closing price of the Company common stock on August 28, 2020 (the last trading day before the transaction was signed) and a premium of 59.3% to the Company’s 20-day volume-weighted average price;

•

Successful Negotiation. The Affiliate Transactions Committee negotiated an increase in the transaction consideration to $18.15 per Share in cash from Ionis’s initial proposal of $16.00 per Share, which the Affiliate Transactions Committee believed, after such negotiations with Ionis and its representatives, was the highest price per share that Ionis was willing to pay as of the execution of the Merger Agreement;

•

Opinion of Financial Advisor. The presentations by representatives of Cowen to the Affiliate Transactions Committee on August 19, 2020, August 29, 2020 and August 30, 2020, and the oral opinion delivered by representatives of Cowen to the Affiliate Transactions Committee on August 30. 2020, which was subsequently confirmed by delivery of a written opinion dated August 30, 2020, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, as of August 30, 2020, the Offer Price of $18.15 per Share to be received in the transaction was fair, from a financial point of view, to the stockholders of the Company (other than Ionis, its affiliates, their respective directors and executive officers, and an affiliated person listed on Exhibit B of the Merger Agreement) (the “Cowen Fairness Opinion”) (for additional detail regarding the Cowen Fairness Opinion, see “—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee”);

•

High Likelihood of Closing. The likelihood that the Offer and the Merger would be completed, based on, among other things, (1) Ionis’s financial ability to complete an acquisition transaction of this size, (2) the limited number and nature of the conditions to the completion of the Offer and the Merger, including the fact that there is no financing condition and no antitrust clearance condition and (3) the Company’s ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Ionis and to specifically enforce the terms of the Merger Agreement;

•

Fast Time to Close. The anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 251(h) of the DGCL, which allows for the potential for closing in a relatively short timeframe;

•

Execution Risks of Remaining Independent. The risks associated with executing on the Company’s strategic plan and achieving the August Projections on which the Cowen Fairness Opinion relies in part, including that a substantial portion of the cash flows from the Company’s assets is not expected to materialize for a long time and which assumes, subject to probability-of-success factors, successful development and commercialization of the Company’s products and product candidates by the Company and its development partners, including the risks that the Company may not be able to find partners for its products and product candidates not currently partnered;

•

Future Financing Needs of the Company. The Company’s substantial financing needs arising from further development and commercialization of the Company’s products and product candidates (or any potential acquisition or in-license of additional products or product candidates), with respect to which the Company is reliant upon any or all of (a) finding and negotiating successful partnership arrangements that would provide the required financing to the Company and/or (b) raising financing, all of which come with substantial uncertainty of success, and the fact that additional financing could have a highly dilutive effect on the Company’s existing stockholders, might only be available on unfavorable terms, or might not be available at all;

•

Ionis Not a Seller; Limited Opportunity Offer. The fact that Ionis, which, together with its affiliates, beneficially owns approximately 76% of the outstanding Shares, had expressed its unwillingness to consider the sale of its interest in the Company, and any alternative transaction was impossible without the consent of Ionis, along with Ionis’s statement that if the Company chose to not accept Ionis’s offer, it would instead seek to remain a long-term holder of the Company’s stock, such that the proposal by Ionis presented a limited opportunity for minority stockholders to realize a substantial short-term premium on their investment (for additional detail regarding this reason, see “—Background of the Offer and the Merger” above);

•

Risks of Remaining a Controlled Company Absent the Transactions. The fact that, notwithstanding Ionis’s statement that if the Affiliate Transactions Committee (or the Company’s stockholders, other than the Excluded Holders) rejected the Transactions, such determination would not adversely affect Ionis’s future relationship with the Company, the Company nonetheless faced risks inherent to remaining a controlled company, including the risk that Ionis could, including pursuant to its rights under the Investor Rights Agreement, potentially disagree in the future with, or prevent, a strategic plan and/or related financing or partnering transactions and/or asset acquisitions or in-licenses that could be proposed or pursued by the Board or Company management in the future and the other risks described under “Risks Related to Our Relationship with Ionis” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020; and

•

Procedural Safeguards. The following procedural safeguards to ensure the fairness of the Transactions and to permit the Affiliate Transactions Committee to represent the interests of the Company’s stockholders (other than the Excluded Holders):

•

the Affiliate Transactions Committee consists solely of directors of the Company who are independent directors who are unaffiliated with Ionis and who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger, and the Affiliate Transactions Committee was advised by and directed the review, evaluation and negotiation of the Offer and the Merger with independent legal and financial advisors;

•

the members of the Affiliate Transactions Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain Company Options and/or Company RSUs upon the closing, and the receipt of fees for service on the Affiliate Transactions Committee as described in “—Compensation to Members of the Affiliate Transactions Committee” under Item 3;

•

the resolutions of the Board referring consideration of the potential transaction with Ionis to the Affiliate Transactions Committee, ratifying and confirming the Committee’s authority to perform its duties in accordance with its charter in connection with the potential transaction with Ionis, including without limitation evaluating and/or negotiating (including directing and supervising negotiations conducted by the Committee’s advisors and members of the Company’s management, as the Committee deemed appropriate) the terms of any transaction with Ionis;

•

pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless a majority of the Shares not owned by the Excluded Holders are validly tendered in the Offer and not validly withdrawn, which condition may not be waived; and

•	the availability to stockholders of appraisal rights as provided in the DGCL in connection with the Merger.

In the course of its deliberations, the Affiliate Transactions Committee also considered, among other things, the following non-exhaustive list of negative reasons (not in any relative order of importance):

•	Forfeit Long-Term Opportunity. The fact that the Company will no longer exist as a public company and the Company’s public stockholders will forgo any future increase in the Company’s value that might result from its earnings or possible growth as a stand-alone company as well as any opportunity to recover from the derivative lawsuit currently pending against Ionis and certain of the Company’s directors;

•

Ionis’s Conditions to Closing. The conditions to Ionis’s obligation to complete the Transactions and the right of Ionis to terminate the Merger Agreement under certain circumstances, without the payment of any damages or termination fee to the Company;

•

Process Limitations. The limitations on the process the Affiliate Transactions Committee was able to use to confirm that Ionis’s offer was fair, given Ionis’s refusal to consider any alternative transaction, and the limitation that the Merger Agreement would preclude the Company from actively soliciting alternative proposals;

•	Risk of Requirement to Pay Termination Fee. The possibility that the Company may be obligated to pay Ionis a termination fee if the Merger Agreement is terminated under certain circumstances;

•	Risk that the Merger Agreement Terminates. The risk that the Offer and the Merger may not be completed in a timely manner or at all;

•

Risk of Business Disruption During the Pendency of the Deal. The risks that the announcement and pendency of the Offer and the Merger or the failure to complete such transactions may cause harm to relationships with the Company’s employees, partners and customers (or be a factor in the consideration of employees, partners and customers to maintain their relationships with the Company) and may divert management and employee attention away from the day-to-day operation of the Company’s business;

•

Restrictions on the Operation of the Company’s Business During the Pendency of the Deal. The restrictions imposed under the Merger Agreement on the conduct of the Company’s business prior to the completion of the Merger, which, subject to specific exceptions, could delay or prevent the Company from pursuing business opportunities that may arise or certain other actions it would otherwise take with respect to its operations absent the pending completion of the Offer and the Merger;

•

Cash Consideration is Taxable. The fact that the consideration in the Offer and the Merger consists of cash and will therefore be taxable to the Company’s stockholders who are subject to taxation for U.S. federal income tax purposes;

•	Risk of Litigation. The risk of litigation; and

•

Existence of Conflicting Interests. The interests that certain of the Company’s directors and executive officers may have with respect to the Transactions, in addition to their interests as stockholders of the Company generally.

The preceding discussion of the information and reasons considered by the Affiliate Transactions Committee is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Affiliate Transactions Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Affiliate Transactions Committee did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Affiliate Transactions Committee, but rather the Affiliate Transactions Committee conducted an overall analysis of the reasons described above, including discussions with and questioning of the Company’s management as well as legal counsel and the Affiliate Transactions Committee’s financial advisor.

Board of Directors

The Board believes that the Offer and the Merger are advisable, fair to, and in the best interests of the Company’s stockholders (other than the Excluded Holders). The Board (which, for purposes of this section, means other than Ms. Parshall, Mr. Klein and Dr. McDevitt, all of whom recused themselves from related Board meetings and deliberations, and Mr. Smith and Ms. Hochberg, both of whom abstained from voting at related Board meetings), based on the recommendation of the Affiliate Transactions Committee, unanimously (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (3) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer, and (4) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Board adopted the analyses and determinations of the Affiliate Transactions Committee in its evaluation of the fairness of the Offer and the Merger. In determining the reasonableness of the Affiliate Transactions Committee’s analysis and the fairness of the Offer and the Merger to the Company’s stockholders (other than the Excluded Holders), the Board considered and relied upon the following reasons, among others:

•

Unanimous Determination of the Affiliate Transactions Committee. The unanimous determination by the Affiliate Transactions Committee (i) that the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders (other than the Excluded Holders), (ii) that it is advisable for the Company to enter into Merger Agreement, and the fact that (iii) the Affiliate Transactions Committee unanimously recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger;

•

The Independence of the Affiliate Transactions Committee. The Affiliate Transactions Committee consists solely of directors of the Company who are independent directors who are unaffiliated with Ionis and who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger;

•

Absence of Material Conflicts on the Affiliate Transactions Committee. The members of the Affiliate Transactions Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain Company Options and/or Company RSUs upon the closing, and the receipt of fees for service on the Affiliate Transactions Committee as described in “—Compensation to Members of the Affiliate Transactions Committee” under Item 3;

•

Opinion of Financial Advisor. The Cowen Fairness Opinion delivered to the Affiliate Transactions Committee on August 30. 2020 (for additional detail regarding the Cowen Fairness Opinion, see “—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee”); and

•

Majority of the Minority Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless a majority of the Shares not owned by the Excluded Holders are validly tendered in the Offer and not validly withdrawn, which condition may not be waived.

The preceding discussion of the information and reasons considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the reasons described above, including discussions with and questioning of the Company’s management as well as legal counsel and the Affiliate Transactions Committee’s financial advisor.

The Affiliate Transactions Committee and the Board did not appraise the assets of the Company to determine the liquidation value for the stockholders (other than the Excluded Holders) both because they considered the Company to be a viable going concern and in view of the fact that Ionis owns a majority of the Shares and desires for the

Company to continue to conduct its business. Further, the Affiliate Transactions Committee and the Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s stockholders (other than the Excluded Holders), because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Affiliate Transactions Committee and the Board did not separately consider the Company’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “— Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” below that they considered in making their determination. Except as discussed under “—Background of the Offer and the Merger” above, the Company is not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or any substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Additionally, the Affiliate Transactions Committee considered the financial presentation of Cowen and the Cowen Fairness Opinion in their entirety and did not separately consider any portion of the information or financial analyses presented by Cowen in connection with rendering the Cowen Fairness Opinion. The Cowen Fairness Opinion addressed the fairness, from a financial point of view, to the stockholders of the Company (other than the Excluded Holders) of the Offer Price of $18.15 per Share to be received in the transaction, as of August 30, 2020, and based upon and subject to the various assumptions and limitations set forth in the Cowen Fairness Opinion (for additional detail regarding the Cowen Fairness Opinion, see “—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee”). While such holders of Shares may include other holders that are affiliates of the Company (including officers and directors), such affiliates will receive the same $18.15 per Share in cash for their Shares as the unaffiliated stockholders in the Offer and the Merger. Therefore, the Affiliate Transactions Committee believed that there was no material distinction between the fairness of the transaction to the Company’s unaffiliated stockholders and the fairness of the transaction to affiliated holders of Shares.

In considering the Offer and the Merger, the Affiliate Transactions Committee noted the fact that Ionis, which, together with its affiliates, beneficially owns approximately 76% of the outstanding Shares, had expressed its unwillingness to consider the sale of its interest in the Company, and that any alternative transaction was impossible without Ionis’s consent. Ionis did not propose any alternative structures for the proposed transaction, and the tender offer and second-step merger structure provides for an efficient process for completing the transaction in a timely manner if the conditions to closing are satisfied. As such, the Affiliate Transactions Committee did not consider any alternative means to accomplish the transaction.

Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee.

Pursuant to an engagement letter dated August 12, 2020, the Affiliate Transactions Committee retained Cowen and Company, LLC to act as its exclusive financial advisor in connection with the Transactions, and to render an opinion to the Affiliate Transactions Committee as to the fairness, from a financial point of view, to the holders of Shares, other than the Excluded Holders, of the Offer Price of $18.15 per Share to be received in the Transaction.

On August 30, 2020, Cowen delivered its oral opinion to the Affiliate Transactions Committee, subsequently confirmed in writing the same day, to the effect that, based upon and subject to the various assumptions and limitations set forth therein, as of August 30, 2020, the Offer Price of $18.15 per Share to be received in the Transactions was fair, from a financial point of view, to the stockholders of the Company (other than Ionis or any Excluded Holder). The full text of the written opinion of Cowen, dated August 30, 2020, is attached as Annex B and is incorporated by reference. Holders of Shares are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Affiliate Transactions Committee and are directed only to the fairness, from a financial point of view, of the Offer Price of $18.15 per Share to be received in the Transaction, to the stockholders of the

Company (other than Ionis or any Excluded Holder), and do not constitute an opinion as to the merits of the Transactions or a recommendation to any stockholder or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the Transactions or otherwise.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	the Merger Agreement dated August 30, 2020;

•

certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen at the direction of the Affiliate Transactions Committee;

•

certain internet financial analyses, financial forecasts, reports and other information concerning the Company prepared at the direction of and approved by the Affiliate Transactions Committee, which consisted of the August Projections, as described under “—Certain Prospective Financial Information” below;

•	estimates and financial projections in Wall Street analyst reports for the Company;

•

discussions Cowen had with the Affiliate Transactions Committee and certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	certain financial and stock market information for the Company as compared with similar information for certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Transactions as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the Affiliate Transactions Committee’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by the Company or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verifications, the assessment of the Affiliate Transactions Committee as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further relied upon the Company’s representation that all information provided to it by the Company was accurate and complete in all material respects. In connection with preparing its opinion, Cowen was directed by the Affiliate Transactions Committee to use the August Projections and, with the Affiliate Transactions Committee’s consent, assumed that the August Projections were reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of the Affiliate Transactions Committee as to the future performance of the Company, and that such August Projections utilized in Cowen’s analyses provided a reasonable basis for its opinion. Cowen expressed no opinion as to the August Projections or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date of its opinion.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to

Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company, Ionis or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion did not address any legal, regulatory, tax or accounting matters related to the Merger Agreement or the Transaction, as to which Cowen assumed that the Company, the Affiliate Transactions Committee and the Board had received such advice from legal, regulatory, tax and accounting advisors as each had determined appropriate. Cowen’s opinion addressed only the fairness of the Offer Price, from a financial point of view to the stockholders of the Company other than Ionis or any Excluded Holder. Cowen expressed no view as to any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaims any responsibility to do so.

Cowen did not consider any potential legislative or regulatory changes then currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions will be satisfied without waiver thereof. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. Cowen assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

Cowen’s opinion does not constitute a recommendation to any stockholder or any other person as to whether such person should tender his or her Shares in the Offer or to take any other action in connection with the Transactions or otherwise. Cowen was not requested to opine as to, and Cowen’s opinion did not in any manner address, the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to other business strategies or transactions that might be available to the Company. Additionally, Cowen was not engaged to be involved in any determination of the Board, the Affiliate Transactions Committee or the Company’s management to pursue strategic alternatives, and subsequent to the termination of Cowen’s prior engagement by the Company in January 2020 (see “—Background of the Offer and the Merger”) Cowen was not authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor has Cowen investigated any other alternative transactions that may be available to the Company. In addition, Cowen was not requested to opine as to, and Cowen’s opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company, or (ii) whether Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Offer Price at the closing of the Transaction.

Summary of Material Financial Analyses

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Affiliate Transactions Committee and the management of the Company the assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company.

Transactions Overview

For informational purposes, Cowen reviewed the closing price per Share on the Nasdaq Global Select Market as of August 28, 2020 (the last trading day prior to delivery of Cowen’s opinion) and the volume weighted average price per Share of the Company common stock for the twenty trading days ending August 28, 2020, in each case as reported by Capital IQ and Bloomberg.

Cowen noted that the premium implied by the Offer Price of $18.15 per Share to the closing price per Share of $11.38 as of August 28, 2020 and to the twenty-day volume weighted average price per Share of $11.39 as of August 28, 2020 was 59.5% and 59.3%, respectively.

Cowen also reviewed the implied whole company equity value and implied whole company enterprise value based on the closing price per Share as of August 28, 2020 and based on the Offer Price of $18.15 per Share, represented in the table below. The information in the table is based on an estimated net cash balance of $350 million as of September 30, 2020, as provided by the Company.

	Price Per Share	Implied Whole Company Equity Value[1]	Implied Whole Company Enterprise Value[1]
Closing price on August 28, 2020	$11.38	$1,179	$829
Offer Price	$18.15	$1,900	$1,550

(1)	U.S. dollars in millions.

Stock Trading History

To provide contextual data and comparative market data, Cowen reviewed the historical market prices of the Company common stock from August 28, 2019 to August 28, 2020. Cowen noted that over the indicated period the high and low intraday trading prices for the Shares were $22.79 and $8.00, respectively.

Analysis of Selected Publicly Traded Companies

To provide contextual data and comparative market information, Cowen compared selected projected operating and financial data and ratios for the Company to the corresponding financial data and ratios of certain other companies in the biotechnology industry (referred to in this section as the “Selected Companies”) whose securities are publicly traded and which Cowen believes in the exercise of its professional judgment have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of Akcea. These companies were:

Selected Companies

•	Global Blood Therapeutics, Inc.

•	Amicus Therapeutics, Inc.

•	PTC Therapeutics, Inc.

•	GW Pharmaceuticals, plc

•	Zogenix, Inc.

•	Esperion Therapeutics, Inc.

The data and ratios reviewed by Cowen consisted of the market capitalization of common stock, based on fully-diluted Shares outstanding, plus total debt less cash and equivalents (referred to in this section as “Enterprise Value”) of each of the Selected Companies as a multiple of revenue, calculated on a forecasted basis for calendar year 2022 (referred to in this section as “CY2022P”) from Capital IQ where available, otherwise from research analyst reports, for the Selected Companies.

The following table presents the multiple of Enterprise Value to CY2022P revenue for the Selected Companies. The information in the table is based on the closing stock prices of the Selected Companies per Capital IQ on August 28, 2020.

	First Quartile	Median	Third Quartile
Enterprise Value as a multiple of CY2022P Revenue	3.2x	4.8x	5.8x

Based upon the information presented above, Cowen’s experience in the biotechnology industry and its professional judgment, Cowen selected an implied reference multiple range between the first quartile and the third quartile of the multiples for the Selected Companies. The following table presents the implied value per Share based on the selected multiple range and using the Company’s forecasted sales and royalty revenue for CY2022P compared to the Offer Price of $18.15 per Share.

	Reference Multiple Range	Implied Value per Fully-diluted Share
Implied Enterprise Value as a multiple of CY2022P Revenue	3.2x – 5.8x	$5.97 – $8.08

Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies and the Company to which they are being compared.

Analysis of Selected Transactions

Cowen reviewed the financial terms, to the extent publicly available, of five transactions (referred to in this section as the “Selected Transactions”) involving the acquisition of companies in the biotechnology industry and which Cowen believes in the exercise of its professional judgment have one or more business or operating characteristics, market valuations and trading valuations that Cowen deemed relevant, and that were announced since January 2017. These transactions and the dates announced were:

Month and Year Announced	Target	Acquiror
January 2020	Dermira, Inc.	Eli Lilly and Company
October 2019	Ra Pharmaceuticals, Inc.	UCB SA/NV
May 2018	ARMO Biosciences, Inc.	Eli Lilly and Company
January 2018	TiGenix NV	Takeda Pharmaceutical Company Limited
January 2017	CoLucid Pharmaceuticals, Inc.	Eli Lilly and Company

The data and ratios reviewed by Cowen consisted of the Enterprise Value paid in each of the Selected Transactions, as a multiple of the target company’s risk-adjusted calendar year maximum revenue projections as disclosed in the applicable acquisition proxy (referred to in this section as “Peak Revenue”).

The following table presents the multiple of Enterprise Value to Peak Revenue for the each of the Selected Transactions, based on market data per Capital IQ, company filings, and conversion of foreign currencies to U.S. dollars at the exchange rate as of one day prior to transaction announcement.

	First Quartile	Median	Third Quartile
Enterprise Value as a multiple of Peak Revenue	0.8x	0.8x	1.0x

Based upon the information presented above, Cowen’s experience in the biotechnology industry and its professional judgment, Cowen selected an implied reference multiple range between the first quartile and the third quartile of the multiples for the Selected Transactions. The following table presents the implied value per Share based on the selected multiple range and using the Company’s projected Peak Revenue, per the August Projections, compared to the Offer Price of $18.15 per Share.

	Reference Multiple Range	Implied Value per Fully-diluted Share
Implied Enterprise Value as a multiple of Peak Revenue	0.8x – 1.0x	$11.60 – $13.90

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Transaction (as that term is used in the written opinion of Cowen), and none of the target companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the target companies involved and other factors that could affect the acquisition value of such companies or the Company to which they are being compared.

Net Present Value Analysis

Cowen performed an analysis that estimated the net present value of the free cash flows that the Company was forecasted to generate from its products, product candidates and other assets through the year 2040, adjusted for taxes and the Company’s projected cash balance of approximately $350 million as of September 30, 2020, based on the August Projections. Cowen calculated free cash flow based on the August Projections as (i) operating income or loss, less (ii) Ionis’s share of profit or loss pursuant to the TTR License Agreement, less (iii) regulatory and sales milestone payments payable to Ionis in respect of TTR-LRx, less (iv) cash taxes, less (v) change in net working capital, less (vi) capital expenditures, in each case as set forth in “Certain Prospective Financial Information.” Cowen also took into account tax savings to the Company, calculated using a U.S. blended tax rate of 25% and an ex-U.S. average tax rate of 15%, from usage of the Company’s projected U.S. net operating losses of approximately $139.5 million as of December 31, 2020, discounted to September 30, 2020 using a 14.0% cost of equity and midpoint convention. This analysis was based upon certain assumptions described by and discussions held with the Company’s management and the Affiliate Transactions Committee. In performing this analysis, Cowen utilized discount rates ranging from 11.0% to 13.0%, which were selected based on the weighted average cost of capital calculated using the median unlevered beta from the Selected Companies and re-levering it at the target capital structure mix as provided by the Company, and no terminal value. Utilizing this methodology, the implied value per Share ranged from $16.00 to $19.35, compared to the Offer Price of $18.15 per Share.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Affiliate Transactions Committee, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company or Ionis, as applicable. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Ionis, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Affiliate Transactions Committee in making its decision to recommend that the Board approve the Merger Agreement and enter into the Transactions and should not be considered as determinative of such decision.

Cowen was selected by the Affiliate Transactions Committee to render an opinion to the Affiliate Transactions Committee because of Cowen’s expertise, industry experience, prior relationship with the Company and familiarity with both the Company and Ionis and with the history of the relationship between the Company and Ionis. Cowen was also selected by the Affiliate Transactions Committee because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of the Company, Ionis and/or their respective affiliates for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates in the ordinary course of business have from time to time provided commercial and investment banking services to the Company, including serving as a financial advisor on potential acquisitions and on prior transactions with Ionis and as an underwriter on equity offerings, and have received fees for the rendering of such services. However, in the two years preceding the date of its opinion, Cowen did not perform any commercial or investment banking services for the Company, Ionis or any other party to the Merger Agreement for which Cowen received compensation. Cowen and its affiliates may in the future provide investment banking services to the Company or Ionis and may receive fees for the rendering of such services. The issuance of Cowen’s opinion was approved by Cowen’s fairness opinion review committee.

Pursuant to the engagement letter between Cowen, the Affiliate Transactions Committee and the Company, if the Offer is consummated, Cowen will be entitled to receive a transaction fee equal to approximately $10.2 million. Akcea has also agreed to pay a fee of $1,000,000 to Cowen upon Cowen informing the Affiliate Transactions Committee that it was prepared to render its requested opinion, which fee shall be credited against any transaction fee paid. Additionally, the Company has agreed to reimburse Cowen for certain of its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between the Affiliate Transactions Committee and Cowen, and the Akcea Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offer.

Preliminary Presentations by Cowen

In addition to its presentation to the Affiliate Transactions Committee on August 30, 2020 described above, Cowen also made preliminary written presentations to the Affiliate Transactions Committee on August 19, 2020

and August 29, 2020, which are referred to herein as the “preliminary Cowen presentations.” Copies of the preliminary Cowen presentations will be attached as exhibits to the Schedule 13E-3 to be filed with the SEC in connection with the Transactions.

None of the preliminary Cowen presentations, alone or together, constitute, or form the basis of, an opinion of Cowen with respect to the Offer Price or otherwise and were presented solely for discussion purposes. The analyses contained in the preliminary Cowen presentations were substantially similar to the analyses contained in Cowen’ presentation to the Affiliate Transactions Committee on August 30, 2020 described above. A summary of the preliminary Cowen presentations is provided below. The following summary, however, does not purport to be a complete description of these preliminary presentations or of the preliminary financial analyses performed by Cowen.

•

The August 19, 2020 materials presented to the Affiliate Transactions Committee contained, among other information, a preliminary stand-alone financial analysis prepared prior to the receipt of the the Initial Proposal (see “—Background of the Offer and the Merger”).

•

The August 29, 2020 materials presented to the Affiliate Transactions Committee contained, among other information, a draft summary of the final proposed economic terms and Cowen’s draft fairness opinion presentation. The August 29, 2020 materials were substantially identical to Cowen’ presentation to the Affiliate Transactions Committee on August 30, 2020 but did not refer to Cowen’s opinion.

Each of the analyses performed in the preliminary Cowen presentations was subject to further updating and subject to the final financial analyses provided by Cowen to the Affiliate Transactions Committee dated August 30, 2020. Each of these analyses was necessarily based on economic, market and other conditions as in effect on, and the information made available to Cowen as of, the dates on which Cowen performed such analyses. Accordingly, changes in conditions and other information may have caused the results of the financial analyses to differ.

Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose long-range forecasts or projections as to future performance, earnings or other results due in part to the inherent unpredictability of the underlying assumptions, estimates and projections and the likelihood that the underlying assumptions, estimates and projections may not be realized.

At a meeting held on May 28, 2020, the Company’s management presented to the Board certain financial projections for the Company for the fiscal years 2020-2029 (the “May Projections”). The May Projections were prepared at the request of the Board in order to inform the Board’s review of the Company’s strategic plans and anticipated financing needs. Consistent with past practice, the Company’s management developed the May Projections with the assistance of members of Ionis’s board of directors and management. Among other things, the May Projections reflected analyses of certain of the Company’s pipeline products that had previously been prepared for the Company, as well as potential partnering opportunities in certain ex-U.S. markets and for certain of the Company’s pipeline products, which had not been executed as of such time, with a view to, among other things, evaluating what, if any, additional fundraising may be necessary to execute the Company’s strategic plan. The May Projections were not adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates for the Company’s pipeline products, earning payments from partners, including royalties on such pipeline products, earning the target pricing of sales of approved products, or negotiating favorable profit sharing arrangements with respect to milestone income, royalties or other profits payable under licenses from Ionis for certain pipeline products. The May Projections were provided to Ionis at or around the time of the May 28, 2020 Board meeting in the ordinary course and were later used by Ionis in July and August 2020 to develop projections (with additional assumptions, adjustments and extrapolations by Ionis) that Ionis provided to Goldman Sachs and Stifel for purposes of reviewing and analyzing a potential transaction with Akcea. These projections developed by Ionis are included in Section 18 titled “Certain Information Concerning Akcea” of the Offer to Purchase.

In July and August of 2020, the Affiliate Transactions Committee, with the assistance of the Company’s management team and ClearView, developed long-range probability-adjusted financial projections (the “August Projections”). The August Projections were prepared in connection with the Affiliate Transactions Committee’s evaluation of the potential transaction with Ionis. (No member of Ionis management or the Ionis board of directors was involved in this process with respect to the Projections.) In contrast to the May Projections, the August Projections incorporated the latest assumptions on the development plans, cost and timing, as well as a current analysis of the competitive environment in the commercial forecasts of the Company’s product candidates. The August projections were also extended over a longer time period through to loss of exclusivity (as compared to the ten year forecast included in the May Projections). Furthermore, the August Projections were adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates for the Company’s pipeline products, earning payments from partners, including royalties on such pipeline products, earning the target pricing of sales of approved products, and negotiating favorable profit sharing arrangements with respect to milestone income, royalties or other profits payable under licenses from Ionis for certain pipeline products. The Affiliate Transactions Committee directed Cowen to use the August Projections in connection with the rendering of its fairness opinion to the Affiliate Transactions Committee and performing its related financial analysis, as described above under the heading “Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” in Item 4 of this Schedule 14D-9.

In addition, the August Projections were based on certain assumptions regarding certain non-probability adjusted product net sales information and high level assumptions (the “August Product Revenue Projections”, and, together with the May Projections and the August Projections, the “Projections”).

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. Because the Projections cover multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, development timelines, likelihood of clinical success, product pricing, market uptake, reimbursement and potential competition, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to: (1) the availability and level of third-party reimbursement for the Company’s products and services; (2) market acceptance of such products and services; (3) the introduction of new Company products and services; (4) access to sufficient capital; (5) the impact of competition; (6) the effect of regulatory actions; (7) the effect of global economic conditions; (8) changes in applicable laws, rules and regulations; and (9) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the section entitled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, the Projections may not be realized, and actual results may vary materially from those contained in the Projections. The inclusion of the Projections (including selected elements of the Projections) in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such Projections should not be relied upon as such. None of the Company, Ionis or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the

Projections, and the August Projections have not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. None of the Company, Ionis or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved or that any intervening event, development, change or result since the date of preparation of the Projections has not rendered the Projections unreliable or no longer current. The Company made no representation to Ionis, in the Merger Agreement or otherwise, concerning the Projections.

The Projections were developed under the assumption of the Company’s continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or reflect any effects of the Transactions or the effect of the failure of the Transactions to be consummated. The May Projections were prepared by the Company’s management for internal use and provided to Ionis in the ordinary course. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. Neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any other form of assurance related thereto. The May Projections presented below are included solely to give the Company stockholders access to certain long-range financial projections that were available to the Board in the ordinary course prior to any discussion of a potential transaction with Ionis and were provided by Akcea to Ionis in the ordinary course (and then later used by Ionis in July and August 2020 to develop its own projections with respect to Akcea). The August Projections (including selected elements of the August Projections) presented below are included solely to give the Company stockholders access to certain long-range financial projections that were used by the Affiliate Transactions Committee and Cowen.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following table presents selected elements of the May Projections:

May 2020 Company Management Non-Probability Adjusted Projections

(in millions)

	2020P	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P	2029P
Total Revenue	$338	$148	$127	$194	$655	$358	$428	$1,155	$1,885	$2,920
COGS	(7)	(9)	(10)	(9)	(8)	(7)	(20)	(48)	(95)	(145)
Gross Profit	$331	$139	$117	$185	$647	$351	$408	$1,107	$1,789	$2,775
Total OpEx	($277)	($324)	($357)	($368)	($343)	($290)	($283)	($277)	($290)	($320)
Operating Income/(loss) Before I-Co	$55	($185)	($240)	($183)	$304	$61	$126	$830	$1,499	$2,455
Operating Income/(loss) After I-Co(1)	$2	($128)	($193)	($215)	$122	($17)	$38	$272	$482	$1,010
Total Free Cash Flow (pre tax)	$8	($122)	($187)	($209)	$127	($11)	$43	$277	$488	$1,015

(1)	“Operating Income to the Company” represents operating income (loss), as adjusted for the portion of operating income paid to Ionis in connection with profit share arrangements and milestones.

The following table presents the August Projections.

August 2020 Company Management Probability-Adjusted Projections

(in millions)

	4QP’20	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P
Total Sales	$11.5	$62.8	$57.3	$33.2	$33.0	$12.2	$14.3	$56.1	$154.9	$322.9	$405.5
Total Royalty Revenue	4.2	17.2	26.6	31.1	23.3	51.3	123.6	225.8	376.9	588.6	828.9
Tegsedi/Waylivra Reimbursement	1.0	4.0	4.0	3.5	3.5	3.5	2.5	0.4	—	—	—
Upfront, Dev. & Reg. Milestones	75.0	404.0	—	105.1	173.0	164.5	10.8	—	54.6	56.6	12.4
Sales Milestones	—	—	—	—	—	—	81.7	—	184.6	210.1	245.0

Total Revenue	$91.7	$488.1	$87.9	$172.9	$232.8	$231.5	$232.9	$282.2	$770.9	$1,178.1	$1,491.7
Ionis Royalties	—	(2.1)	(3.2)	(6.1)	(7.0)	(0.5)	—	—	—	—	—
Ionis Share of Royalties	—	—	(0.2)	(0.9)	(1.5)	(18.5)	(55.8)	(109.5)	(180.4)	(274.6)	(378.3)
Ionis Share of Milestones	(37.5)	(127.0)	—	(23.9)	(19.6)	(63.1)	(46.2)	—	(105.0)	(62.5)	(72.3)

Net Revenue(1)	$54.2	$359.0	$84.4	$142.0	$204.8	$149.4	$130.8	$172.7	$485.5	$840.9	$1,041.1
TTR-L Ionis Net Revenue Share	—	($75.0)	—	($28.7)	($68.1)	($24.0)	($8.0)	($30.7)	($100.0)	($251.9)	($295.3)

Net Revenue, post TTR-L Ionis Share	$54.2	$284.0	$84.4	$113.3	$136.7	$125.4	$122.8	$142.0	$385.4	$589.0	$745.9
COGS	(1.9)	(11.4)	(13.5)	(11.4)	(9.1)	(5.0)	(3.7)	(2.7)	(6.4)	(13.3)	(17.0)

Gross Profit	$52.4	$347.6	$70.9	$130.6	$195.7	$144.4	$127.1	$170.0	$479.1	$827.6	$1,024.1
Commercial OpEx	(26.8)	(89.2)	(78.9)	(55.9)	(53.2)	(41.0)	(37.5)	(36.5)	(36.6)	(37.3)	(36.6)
Med Affairs OpEx	(3.8)	(17.5)	(15.5)	(12.3)	(8.9)	(7.9)	(8.7)	(9.7)	(9.3)	(6.4)	(5.8)
Development & Regulatory OpEx	(32.5)	(59.9)	(67.5)	(62.1)	(47.0)	(19.0)	(11.9)	(2.8)	—	—	—
G&A	(7.2)	(28.7)	(29.4)	(30.2)	(31.0)	(31.9)	(32.8)	(33.7)	(34.7)	(35.7)	(36.6)

Total OpEx	($70.3)	($195.4)	($191.3)	($160.5)	($140.1)	($99.7)	($90.8)	($82.7)	($80.6)	($79.3)	($79.0)
Operating Income (Loss)	($17.9)	$152.2	($120.4)	($29.8)	$55.5	$44.7	$36.3	$87.3	$398.5	$748.3	$945.1
Ionis Profit/Loss Share	(23.4)	43.4	(34.5)	(6.0)	36.8	2.7	(12.4)	7.1	73.9	223.4	265.6
Ionis TTR-LRx Milestones	—	—	—	26.8	68.9	—	15.3	27.0	94.5	189.0	—

Operating Income to the Company(2)	$5.5	$108.9	($85.9)	($50.6)	($50.1)	$42.0	$33.4	$53.2	$230.1	$335.9	$679.6
Taxes	—	(10.2)	(1.0)	(0.7)	(0.5)	(5.2)	(3.9)	(5.0)	(21.3)	(80.0)	(165.8)
Tax-Effected EBIT(3)	$5.5	$98.7	($86.8)	($51.3)	($50.6)	$36.8	$29.5	$48.2	$208.8	$255.8	$513.8
Depreciation / Amortization	—	—	—	—	—	—	—	—	—	—	—
(Inc.) / Dec. in Working Capital	—	(7.7)	0.5	(0.1)	(2.2)	(1.4)	(1.1)	(7.5)	(16.0)	(26.7)	(11.7)
Capital Expenditures	(0.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)

Free Cash Flow(4)	$5.2	$89.8	($87.6)	($52.7)	($54.1)	$34.2	$27.2	$39.4	$191.6	$227.9	$500.8

	2031P	2032P	2033P	2034P	2035P	2036P	2037P	2038P	2039P	2040P
Total Sales	$447.2	$487.2	$525.6	$565.5	$607.1	$649.2	$692.3	$346.2	$173.1	$86.5
Total Royalty Revenue	997.9	1,144.0	1,310.7	1,392.8	1,426.3	1,445.9	1,462.7	1,400.1	1,379.4	973.4
Tegsedi/Waylivra Reimbursement	—	—	—	—	—	—	—	—	—	—
Upfront, Dev. & Reg. Milestones	—	—	—	—	—	—	—	—	—	—
Sales Milestones	122.0	230.4	168.6	—	—	—	—	—	—	—

Total Revenue	$1,567.1	$1,861.6	$2,004.8	$1,958.3	$2,033.4	$2,095.1	$2,155.0	$1,746.3	$1,552.5	$1,059.9
Ionis Royalties	—	—	—	—	—	—	—	—	—	—
Ionis Share of Royalties	(445.5)	(512.5)	(593.1)	(631.6)	(646.3)	(654.1)	(660.8)	(667.3)	(673.9)	(478.8)
Ionis Share of Milestones	(61.0)	(115.2)	—	—	—	—	—	—	—	—

Net Revenue(1)	$1,060.6	$1,233.9	$1,411.8	$1,326.7	$1,387.1	$1,441.0	$1,494.2	$1,079.0	$878.6	$581.1
TTR-L Ionis Net Revenue Share	($277.0)	($303.1)	($409.4)	($347.5)	($370.4)	($393.4)	($416.7)	($205.8)	($102.3)	($51.2)

Net Revenue, post TTR-L Ionis Share	$783.5	$930.8	$1,002.4	$979.2	$1,016.7	$1,047.5	$1,077.5	$873.1	$776.3	$530.0
COGS	(18.8)	(20.5)	(22.0)	(23.7)	(25.4)	(27.1)	(28.8)	(14.4)	(7.2)	(3.6)

Gross Profit	$1,041.8	$1,213.4	$1,389.7	$1,303.0	$1,361.7	$1,413.9	$1,465.4	$1,064.5	$871.4	$577.5
Commercial OpEx	(37.1)	(36.3)	(36.8)	(37.6)	(38.1)	(38.6)	(39.2)	(30.1)	(30.4)	(30.7)
Med Affairs OpEx	(6.2)	(3.2)	(3.2)	(3.0)	(3.1)	(3.2)	(3.3)	(1.6)	(1.7)	(1.7)
Development & Regulatory OpEx	—	—	—	—	—	—	—	—	—	—
G&A	(37.6)	(38.6)	(39.5)	(40.5)	(41.5)	(42.4)	(43.4)	(44.4)	(45.4)	(46.3)

Total OpEx	($80.8)	($78.1)	($79.5)	($81.1)	($82.6)	($84.2)	($85.9)	($76.1)	($77.4)	($78.7)
Operating Income (Loss)	$960.9	$1,135.3	$1,310.2	$1,221.9	$1,279.1	$1,329.6	$1,379.5	$988.4	$794.0	$498.8
Ionis Profit/Loss Share	246.0	273.1	378.4	315.4	337.2	359.0	381.1	182.7	82.7	33.1
Ionis TTR-LRx Milestones	—	162.0	—	—	—	—	—	—	—	—

Operating Income to the Company(2)	$714.9	$700.2	$931.9	$906.5	$941.9	$970.6	$998.5	$805.7	$711.3	$465.6
Taxes	(172.8)	(168.5)	(226.1)	(219.5)	(228.1)	(235.1)	(241.8)	(197.8)	(176.1)	(115.6)
Tax-Effected EBIT(3)	$542.1	$531.8	$705.8	$687.1	$713.8	$735.6	$756.6	$607.9	$535.2	$350.0
Depreciation / Amortization	—	—	—	—	—	—	—	—	—	—
(Inc.) / Dec. in Working Capital	(5.9)	(6.7)	(5.9)	(6.2)	(6.4)	(6.5)	(6.7)	53.0	27.3	13.7
Capital Expenditures	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)

Free Cash Flow(4)	$535.0	$523.8	$698.6	$679.6	$706.2	$727.8	$748.7	$659.6	$561.2	$362.5

(1)	“Net Revenue” represents total revenue less (i) royalties paid to Ionis by the Company and (ii) the portion of royalty and milestone payments received by the Company that are shared with Ionis.
(2)	“Operating Income to the Company” represents operating income (loss), as adjusted for the portion of operating income paid to Ionis in connection with profit share arrangements and milestones.
(3)	“Tax-effected EBIT” means operating income (loss) to the Company before interest after payment of taxes.
(4)	“Free Cash Flow” means tax-effected EBIT plus any decrease in working capital, minus any increase in working capital, and minus capital expenditures.

The following table presents selected elements of the August Product Revenue Projections, which constitute certain of the assumptions used in the August Projections:

August 2020 Company Management Non-Probability Adjusted Product Revenue Estimates(1)

(in millions)

	4QP’20	2020P	2021P	2022P	2023P	2024P
Tegsedi	$14	$57	$76	$77	$42	$20
Waylivra	$2	$6	$17	$35	$60	$70
TTR-LRx	—	—	—	—	—	$7

(1)

Company management estimates include non-probability adjusted product revenue, which includes (i) Tegsedi and Waylivra U.S. and EU product sales, (ii) worldwide TTR-LRx product sales and (iii) Tegsedi and Waylivra Latin America royalties from existing partnership with PTC Therapeutics. Other inflows from licensing, including milestone payments and reimbursement are not included, to allow for a comparison of product revenue only.

Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate (excluding Ionis) and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, there are no agreements requiring them to do so.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Affiliate Transactions Committee retained Cowen as its exclusive financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Cowen by the Affiliate Transactions Committee is set forth in Item 4 under the headings “—Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” and “—Background of the Offer and the Merger” and is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except as set forth below.

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Damien McDevitt	8/31/2020	1,104	14.399	Shares acquired pursuant to the ESPP
Joshua Patterson	7/17/2020	263	12.5011	Shares sold to cover tax withholding upon vesting of a Company RSU

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9 or in any documents incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9 or in any documents incorporated in this Schedule 14D-9 by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Arrangements with the Company’s Directors and Executive Officers—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which the Company anticipates will be at one minute after 11:59 p.m. Eastern Time, on October 9, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14e-1 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about September 14, 2020). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•

You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Ionis nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Ionis and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Ionis, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Ionis, Purchaser, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Ionis and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required as a result of Ionis’s or Purchaser’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3.

Because Ionis is an affiliate of the Company, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Ionis and Purchaser, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto).

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, and the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2020, each of which has been filed with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Akcea and members of its senior management team, and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the Offer and the Merger, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for Akcea’s business; the commercial success of Akcea’s products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the Offer and the Merger considering the various closing conditions; projected financial information; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the Offer or the Merger (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the Merger will divert management’s attention from Akcea’s ongoing business operations; changes in Akcea’s businesses during the period between now and the Offer Acceptance Time; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by Akcea, including

Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Akcea. All forward-looking statements are based on information currently available to Akcea, and Akcea assumes no obligation to update any forward-looking statements, except as required by law.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

(a)(1)(A)	Offer to Purchase dated September 14, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Ionis and Purchaser on September 14, 2020)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(F)	Summary Advertisement, published September 14, 2020 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

(a)(3)(A)	Schedule 13E-3 Transaction Statement filed by Akcea Therapeutics, Inc. on September 14, 2020 (incorporated by reference)

(a)(5)(A)	Joint Press Release issued by Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc. on August 31, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 31, 2020)

(a)(5)(B)	Letter, dated August 31, 2020, from Damien McDevitt, the Company’s Chief Executive Officer, and B. Lynne Parshall, Chair of the Company’s Board of Directors, to the Employees of the Company (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 31, 2020)

(a)(5)(C)	Opinion of Cowen and Company LLC, dated August 30, 2020 (included as Annex B to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, by and among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Avalanche Merger Sub, Inc., dated August 30, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 31, 2020)

(e)(2)	Non-Disclosure Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated July 17, 2020

(e)(3)	Senior Unsecured Line of Credit Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated January 18, 2017 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(e)(4)	Development, Commercialization, Collaboration, and License Agreement, by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(e)(5)	Stock Purchase Agreement by and between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(e)(6)#	Development, Commercialization and License Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated December 18, 2015 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(e)(7)#	Strategic Collaboration, Option and License Agreement by and among Akcea Therapeutics, Inc. and Novartis Pharma AG, dated January 5, 2017 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(e)(8)#	Letter Agreement regarding Development, Commercialization and License Agreement between Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated January 18, 2017 (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(e)(9)	Stock Purchase Agreement by and among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Novartis Pharma AG, dated January 5, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed on March 27, 2017)

(e)(10)	License Agreement by and among Akcea Therapeutics, Inc. and Pfizer Inc. dated October 4, 2019 (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 2, 2020)

(e)(11)#	Collaboration and License Agreement by and among Akcea Therapeutics, Inc. and PTC Therapeutics International Limited, dated August 1, 2018 (incorporated by reference to Exhibit 10.1 on the Company’s Quarterly Report on Form 10-Q filed on November 6, 2018)

(e)(12)	Amended and Restated Services Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals Inc., dated March 14, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(e)(13)	Amended and Restated Investor Rights Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated March 14, 2018 (incorporated by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 15, 2018)

(e)(14)	Operating Sublease Agreement by and among Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., dated November 12, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed March 1, 2019)

(e)(15)*	Akcea Therapeutics, Inc. 2015 Equity Incentive Plan, as amended and Form of Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 23, 2018)

(e)(16)*	Akcea Therapeutics, Inc. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 23, 2018)

(e)(17)*	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Damien McDevitt, dated September 19, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 23, 2019)

(e)(18)*	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and William Andrews, dated July 9, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 9, 2020)

(e)(19)*	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Alex Howarth, dated December 2, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 4, 2019)

(e)(20)*	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Kyle Jenne, dated October 21, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 23, 2019)

(e)(21)*	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Joshua F. Patterson, dated December 13, 2018 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Exhibit 8-K filed on March 11, 2020)

(e)(22)*	Severance Benefit Agreement, by and between Akcea Therapeutics, Inc. and Michael D. Price, dated May 18, 2020 (incorporated by reference Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 18, 2020)

(e)(23)*	Strategic Advisory Services Agreement, by and between Akcea Therapeutics, Inc. and B. Lynne Parshall, dated January 8, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2020)

(e)(24)	Akcea Therapeutics, Inc. Information Statement Pursuant to Section 14(c) of the Exchange Act, filed March 4, 2020 (incorporated by reference)

*	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020	AKCEA THERAPEUTICS, INC.

By: /s/ DAMIEN MCDEVITT

Name: Damien McDevitt, Ph.D Title: Chief Executive Officer

ANNEX A

BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS

Directors

Damien McDevitt, Ph.D., age 53, has served as a member of the Company’s Board since October 2018 and as the Company’s Chief Executive Officer since March 24, 2020. Prior to joining us, from June 2018 to September 2019, Dr. McDevitt was Chief Business Officer of Ionis Pharmaceuticals, Inc. and was a member of Ionis’s executive leadership team, responsible for leading Ionis’s corporate development activities, including corporate communications, business development, competitive intelligence and alliance management. Prior to that, Dr. McDevitt was Senior Vice President, Corporate Development at ACADIA Pharmaceuticals from November 2017 to June 2018. Prior to ACADIA, Dr. McDevitt was at GlaxoSmithKline plc for more than two decades since 1996, where he was instrumental in over 70 global business development transactions involving multiple therapeutic areas, including severe and rare and neuromuscular diseases, among others. He served in various roles with increasing responsibility including Vice President, Head of Business Development for R&D Extended Therapy areas, Head of Worldwide Business Development Asia and head of GSK’s R&D West Coast Innovation Center. Dr. McDevitt received his Ph.D. and B.S. degrees in microbiology from Trinity College Dublin, Ireland.

B. Lynne Parshall, J.D., age 66, has served as a member of the Company’s Board since the Company’s formation in January 2015 and was appointed as the chairperson of the Company’s Board in December 2019. Ms. Parshall has served as a director of Ionis since September 2000. She has served as Senior Strategic Advisor to Ionis since January 2018, served as Ionis’s Chief Operating Officer from December 2007 to January 2018, and previously served as Ionis’s Chief Financial Officer from June 1994 to December 2012. She also served as the Ionis Corporate Secretary through 2014 and has served in various executive roles since November 1991. Prior to joining Ionis, Ms. Parshall practiced law at Cooley LLP, outside counsel to Ionis and Akcea, where she was a partner from 1986 to 1991. Ms. Parshall is currently a member of the board of directors of Cytokinetics Inc., a public biopharmaceutical company. She was a member of the board of directors of Regulus Therapeutics Inc., a public biopharmaceutical company, from January 2009 to June 2015. She is also a member of the American, California and San Diego bar associations. In addition, Ms. Parshall has over 25 years of experience structuring and negotiating strategic licensing and financing transactions in the life sciences field.

Elaine Hochberg, age 63, has served as a member of the Company’s Board since March 2017. Ms. Hochberg has also served on the boards of Egalet Corporation and Valhalla IP. Ms. Hochberg is a managing partner of Elaran, LLC, a business strategy and management firm, and is a business development manager for IWD, LLC, a wine importing business. Ms. Hochberg served in various senior leadership positions at Forest Laboratories, Inc. from June 1997 to June 2014 when the company was sold to Actavis plc. Her positions included Executive Vice President, International, Strategic Planning and Government Affairs from December 2013 to June 2014, Executive Vice President, US Sales and Marketing, Chief Commercial Officer from 2010 to November 2013, Senior Vice President, Marketing, Chief Commercial Officer, from 2007 to 2010, Senior Vice President, Marketing from 1999 to 2007 and Vice President, Marketing from 1997 to 1999. Ms. Hochberg began her pharmaceutical career in July of 1985 at Sandoz Pharmaceuticals (now Novartis International AG). In April of 1991, she joined Wyeth-Ayerst Laboratories (now Pfizer Inc.) where she held several positions of increasing responsibility, ultimately serving as Assistant Vice-President, Marketing of the company’s Vaccines and Pediatrics division. She also serves on the boards of several nonprofit organizations in the New York City area.

Joseph (“Skip”) Klein, III, age 59, has served as a member of the Company’s Board since September 2019. He has served as a director of Ionis since December 2005. Mr. Klein is currently Managing Director of Gauss Capital Advisors, LLC, a financial consulting and investment advisory firm focused on biopharmaceuticals, which he founded in March 1998. From September 2003 to December 2008, Mr. Klein served as a Venture Partner of Red Abbey Venture Partners, L.P., a life science private equity fund. From September 2001 to September 2002, Mr. Klein was a Venture Partner of MPM Capital, a healthcare venture capital firm. From June

1999 to September 2000 when it merged with WebMD Corporation, Mr. Klein served as Vice President, Strategy, for Medical Manager Corporation, a leading developer of physician office management information systems. For over nine years from 1989 to 1998, Mr. Klein was a health care investment analyst at T. Rowe Price Associates, Inc., where he was the founding portfolio manager of the T. Rowe Price Health Sciences Fund, Inc. Mr. Klein serves on the board of directors of The Prospector Funds, Inc., an SEC Registered Investment Company that manages two no-load mutual funds, and on the board of directors of a privately-held biopharmaceutical company.

Amber Salzman, Ph.D., age 58, has served as a member of the Company’s Board since February 2020. She has served as President and Chief Executive Officer at Ohana Biosciences, Inc. since July 2018. From October 2016 to May 2018, Dr. Salzman served as the President and Chief Executive Officer of Adverum Biotechnologies, Inc. Prior to that, from January 2012 to May 2016, she was a Co-Founder of Annapurna Therapeutics SAS, where she served as its President and Chief Executive Officer prior to its merger with Avalanche Biosciences, Inc., a Nasdaq-listed biotechnology company, to form Adverum Biotechnologies. Prior to her role at Adverum Biotechnologies, Dr. Salzman served as President and Chief Executive Officer of Cardiokine, Inc. until it was acquired by Cornerstone Therapeutics, Inc., from May 2009 to December 2011. Prior to that, she was a member of the research and development executive team at GlaxoSmithKline plc, where she was responsible for operations for medicine development across therapeutic areas, including planning and managing drug development projects and clinical trials with over 30,000 active patients around the world. In addition to her roles in industry, Dr. Salzman is the President of the Stop ALD Foundation, a medical research foundation. She also serves on the board of trustees and the advisory board of Lankenau Institute of Medical Research and Drexel University Dornsife School of Public Health, respectively. Dr. Salzman earned a B.A. degree in computer science from Temple University and a Ph.D. degree in mathematics from Bryn Mawr College.

Sandford (“Sandy”) D. Smith, age 73, has served as a member of the Company’s Board since March 2017. For the past 20 years, he has focused on drugs and therapies for rare genetic diseases. Since December 2011, Mr. Smith has served as Founder and Chairman of Global Biolink Partners, a consulting firm advising public biopharmaceutical companies on commercial strategy and international business models. From July 2015 to January 2016, Mr. Smith served as interim Chief Executive Officer of Aegerion Pharmaceuticals, Inc., a biotechnology company, and following Aegerion’s merger with Novelion Therapeutics, Inc., he served as Novelion’s Vice Chair until March 2017. From 1996 to 2011, Mr. Smith held various positions at Sanofi-Genzyme (formerly Genzyme Corporation), most recently leading the integration of Genzyme’s international business into Sanofi’s global organization. Prior to that, he served as Executive Vice President of Genzyme Corporation, and President of Genzyme International. From 1986 to 1996, Mr. Smith was President, Chief Executive Officer and a member of the board of directors of RepliGen Corporation. From 1977 to 1985, Mr. Smith held various positions at Bristol-Myers Squibb, most recently serving as Vice President of Business Development and Strategic Planning for the Pharmaceutical and Nutritional Division. He currently serves on the boards of Cytokinetics Inc., Apricus Biosciences and Neuralstem Inc., each a publicly traded biopharmaceutical company.

Michael J. Yang, age 58, has served as a member of the Company’s Board since September 2019. Currently, Mr. Yang is Executive Vice President and Chief Commercial Officer of ACADIA Pharmaceuticals Inc. and has been with ACADIA since March 2017. Mr. Yang joined ACADIA from Janssen Pharmaceutical Companies of Johnson & Johnson, where he served as President of Janssen Biotech Inc. and was responsible for building Janssen’s U.S. Immunology business, generating more than $8.0 billion in annual revenues. Mr. Yang began his career at Johnson & Johnson in 1997 and held numerous senior commercial positions such as President, CNS where he was responsible for growing the anti-psychotic long-acting therapy portfolio. His broad background of commercialization and general management experience also includes roles as the Worldwide General Manager of the Medical Device companies of Therakos, Inc and Veridex, LLC, where he launched new platforms, expanded global revenues and diversified the product lines. Prior to that, Mr. Yang was Vice President of Sales and Marketing, Oncology at Ortho Biotech Inc. Mr. Yang earned his Bachelor of Science degree in Business Administration, Marketing from San Diego State University.

Barbara Yanni, J.D., age 66, has served as a member of the Company’s Board since December 2019. She has served as a member of the boards of directors of Vaccinex, Inc., since February 2015, and Trevena Inc., since July 2014. Ms. Yanni also served on the board of a privately held biopharmaceutical company, from February 2015 to August 2019, and on the board of a public company in France, Abionyx Pharma SA, from July 2018 to January 2020. From November 2001 until her retirement in March 2014, Ms. Yanni was Vice President and Chief Licensing Officer at Merck & Co. Prior to this, Ms. Yanni served in various roles at Merck including in corporate development, financial evaluation, and tax. Ms. Yanni earned a J.D. degree from Stanford Law School and an A.B. degree from Wellesley College. She also holds a Masters of Law in Taxation from New York University.

Officers

William T. Andrews M.D., FACP, age 56, joined the Company on July 9, 2020 as Chief Medical Officer. Prior to joining the Company, from October 2017 to July 2020, Dr. Andrews served as Chief Medical Officer of Acer Therapeutics Inc. Prior to joining Acer, Dr. Andrews provided strategic consulting services to rare disease companies from April 2016 to September 2017. Prior to that, he served at Aegerion Pharmaceuticals, Inc., a biopharmaceutical company, as Senior Vice President, Business Development, from May 2014 to January 2016, and as Vice President of Medical Affairs, from April 2012 to May 2014. He has also held roles at Santhera Pharmaceuticals, Sepracor, Inc. and ClinQuest, Inc. Prior to joining the biopharmaceutical industry 20 years ago, Dr. Andrews practiced medicine for seven years full-time and 11 years part-time in the Boston area as a board-certified internist and an attending physician at Brigham and Women’s Hospital, and was on the clinical faculty at Harvard Medical School. Dr. Andrews earned a B.A. in biology from Harvard University and an M.D. from Yale University School of Medicine.

Alex G. Howarth, age 52, has served as the Company’s Chief Operating Officer since December 2019. Prior to joining us, from January 2019 to November 2019, Mr. Howarth served as President of Lycera Corp. and was Chief Financial Officer of Lycera Corp. from September 2015 to December 2018. Prior to this, from April 2007 to September 2015, Mr. Howarth fulfilled various executive roles including Chief Business Officer and Chief Financial Officer of moksha8 Pharmaceuticals, Inc. Prior to joining moksha8, from January 2005 to March 2007, Mr. Howarth was Chief Business Officer at Vitae Pharmaceuticals, Inc., where he led the company’s business development, legal and commercial operations. Previously, Mr. Howarth held senior positions at GlaxoSmithKline plc, including as Senior Director, Worldwide Business Development, executing licensing transactions across all phases of development in diverse therapeutic areas, and then as Head, Venture Partnerships, focused on partnering GSK’s clinical assets. Before this, he worked at KPMG in London, UK where he qualified as a chartered accountant. Mr. Howarth received his BSc degree in biochemistry from the University of Bath, UK, and conducted molecular biology and neuroscience research at Celltech and Merck Sharp & Dohme.

Kyle Jenne, age 44, has served as the Company’s Chief Commercial Officer since October 2019. Prior to his promotion, Mr. Jenne served as the Company’s U.S. Commercial Head from May 2017 to October 2019. Prior to joining us, Mr. Jenne held leadership positions at Acorda Therapeutics, Inc. from October 2011 to December 2015, at Pfizer Inc. from August 2005 to September 2011, and at Mallinckrodt Pharmaceuticals from December 2015 to May 2017, and was responsible for the design, development and implementation of patient support programs and payor strategies in the U.S. for rare disease products. Mr. Jenne received a BS degree in marketing from Arizona State University.

Joshua Patterson, J.D., age 45, joined the Company in March 2018 as Vice President, Legal and Corporate Secretary, responsible for Akcea’s legal matters, including strategic transactions and providing legal advice and counsel to Akcea’s management team and board of directors. Mr. Patterson has more than 19 years of experience serving as in-house counsel in the biopharmaceutical industry. Prior to joining Akcea, Mr. Patterson was a member of Ionis Pharmaceuticals, Inc.’s legal team from December 2006 to March 2018, serving in various roles with increasing responsibility including most recently as Deputy General Counsel responsible for transactions, strategic licensing, and supporting Ionis’s robust medicine pipeline. Mr. Patterson began his legal career as in-house counsel at Amylin Pharmaceuticals, Inc., where he was responsible for general corporate transactions, clinical trials and privacy matters. Mr. Patterson received his BA in History from Carthage College and his J.D. from the Syracuse University College of Law.

Michael D. Price, age 63, joined the Company on May 18, 2020 as Chief Financial Officer. Prior to joining the Company, Mr. Price served as Novelion Therapeutics Inc.’s Executive Vice President and Chief Financial Officer from July 2018 to January 2020 and as Novelion’s Senior Vice President and Chief Financial Officer from December 2017 to July 2018. From January 2020 to May 2020, Mr. Price was an independent consultant providing financial consulting services in support of Novelion’s liquidation and shareholder distribution process. Prior to joining Novelion, Mr. Price served as Vice President and Chief Financial Officer for Noven Pharmaceuticals, Inc. from November 2007 to March 2016. Noven was publicly traded until its acquisition by Hisamitsu Pharmaceutical Company in August 2009. Prior to joining Noven in 2007, Mr. Price was Vice President, Chief Financial Officer, Treasurer, and Secretary for Bentley Pharmaceuticals, Inc., a publicly traded pharmaceutical company, from March 1992 until September 2006. Mr. Price began his career with Price Waterhouse (now PricewaterhouseCoopers), where his client base was concentrated in the life sciences/healthcare sector. Mr. Price is a certified public accountant. He holds a B.S. degree in Business Administration (Accounting) from Auburn University and an M.B.A. degree from Florida State University.

ANNEX B

OPINION OF COWEN AND COMPANY, LLC

August 30, 2020

Affiliate Transactions Committee of the Board of Directors

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

Members of the Affiliate Transactions Committee:

In your capacity as members of the Affiliate Transactions Committee of the Board of Directors (the “Committee”) of Akcea Therapeutics, Inc. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.001 per share, of the Company (the “Common Stock”), other than Ionis Pharmaceuticals, Inc. (“Ionis”), its Affiliates (as defined in the Agreement (as defined below)), their respective directors and executive officers, and the other affiliated persons listed on Exhibit B to the Agreement (each, an “Excluded Holder”), of the Consideration (as defined below) to be received by such stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of August 30, 2020 (the “Agreement”), among the Company, Ionis, and Avalanche Merger Sub, Inc., a wholly-owned subsidiary of Ionis (“Purchaser”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (x) Purchaser will commence a tender offer (the “Tender Offer”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to acquire all of the outstanding shares of Common Stock, other than any shares of Common Stock held immediately prior to the Offer Acceptance Time (as defined in the Agreement) by (i) the Company (or held in the Company’s treasury) or (ii) Ionis, Purchaser or any other direct or indirect wholly owned subsidiary of Ionis, at a price equal to $18.15 per share of Common Stock, net to the seller in cash, without interest (the “Consideration”), and (y), following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Ionis and each share of Common Stock outstanding as of immediately prior to the Effective Time (as defined in the Agreement) (other than (i) shares of Common Stock held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) shares of Common Stock held immediately prior to the Effective Time by Ionis, Purchaser or any other direct or indirect wholly owned subsidiary of Ionis, and (iii) Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Ionis and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Committee in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Tender Offer. We will receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has not performed any commercial or investment banking services for the Company for which Cowen has received compensation. In the two years preceding the date of this Opinion, Cowen has not performed any commercial or investment banking services for Ionis for which Cowen has received compensation. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company or Ionis and may receive fees for the rendering of such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	the Agreement dated August 30, 2020;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen at the direction of the Committee;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared at the direction of and approved by the Committee (the “Company Forecasts”);

•	estimates and financial projections in Wall Street analyst reports for the Company;

•

discussions we have had with the Committee and certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•	certain financial and stock market information for the Company as compared with similar information for certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the Committee as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. In connection with preparing this Opinion, we were directed by the Committee to use the Company Forecasts, and we have, with your consent, assumed that the Company Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Committee as to the future performance of the Company, and that such Company Forecasts utilized in our analyses, provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware of after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Ionis or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company, the Committee and the Board of Directors of the Company have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Consideration, from a financial point of view to the stockholders of the Company other than Ionis or any Excluded Holder. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Committee in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Exchange Act. Our Opinion does not constitute a recommendation to any stockholder or any other person as to whether such person should tender his or her shares of Common Stock in the Tender Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. Additionally, we were not engaged to be involved in any determinations of the Board of Directors, the Committee or the Company’s management to pursue strategic alternatives, and subsequent to the termination of our prior engagement by the Company in January 2020 we have not been authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor have we investigated any other alternative transactions that may be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company, or (ii) whether Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration at the closing of the Transaction.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of the Company (other than Ionis or any Excluded Holder).

Very truly yours,

/s/ Cowen and Company, LLC

Cowen and Company, LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.